As filed with the Securities and Exchange Commission on October 12, 2000
                                                            File No. ___________

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
       Pre-Effective Amendment No.                                          [ ]
       Post-Effective Amendment No.                                         [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
       Amendment No.                                                        [ ]
                        (Check appropriate box or boxes.)

                             ----------------------

                 Phoenix Home Life Variable Accumulation Account
                           (Exact Name of Registrant)
                   Phoenix Home Life Mutual Insurance Company
                               (Name of Depositor)

                             ----------------------

                  One American Row, Hartford, Connecticut 06102
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, Including Area Code)

                             ----------------------
                               Dona D. Young, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                           Hartford, Connecticut 06102
                     (Name and Address of Agent for Service)

                             ----------------------
                                    Copy to:

                               Edwin L. Kerr, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                           Hartford, Connecticut 06102

                             ----------------------
                  Approximate date of proposed public offering:
               December 29, 2000 or as soon thereafter as possible

                             ----------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             ----------------------

================================================================================

                 PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT
                                  REGISTRATION
                              STATEMENT ON FORM N-4

                              CROSS REFERENCE SHEET
                         SHOWING LOCATION IN PROSPECTUS
                     AND STATEMENT OF ADDITIONAL INFORMATION
                             AS REQUIRED BY FORM N-4


                      FORM N-4 ITEM                                              PROSPECTUS/SAI CAPTION
                      -------------                                              ----------------------

PART A INFORMATION REQUIRED IN A PROSPECTUS

 1.   Cover Page ..................................................        Cover Page
 2.   Definitions .................................................        Special Terms
 3.   Synopsis.....................................................        Summary of Expenses; Contract Summary
 4.   Condensed Financial Information .............................        Financial Highlights
 5.   General Description of Registrant, Depositor and
         Portfolio Companies.......................................        Phoenix and the Account; Investments of the Account;
                                                                           Voting Rights
 6.   Deductions and Expenses .....................................        Deductions and Charges; Sales of Immediate
                                                                           Fixed and Variable Annuity Contracts
 7.   General Description of Variable Annuity Contracts............        The Immediate Fixed and Variable Annuity; Purchase of
                                                                           Contracts; Miscellaneous Provisions
 8.   Annuity Period ..............................................        The Annuity Period
 9.   Death Benefits...............................................        Payment Upon Death
10.   Purchases and Contract Value ................................        Purchase of Contracts; Sales of
                                                                           Immediate Variable Annuity Contracts
11.   Redemptions..................................................        Surrender of Contracts; Partial Withdrawals; Free Look
                                                                           Period
12.   Taxes .......................................................        Federal Income Taxes
13.   Legal Proceedings............................................        Legal Matters
14.   Table of Contents of the Statement of Additional
         Information...............................................        SAI

PART B INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

15.   Cover Page ..................................................        Cover Page
16.   Table of Contents ...........................................        Table of Contents
17.   General Information and History .............................        Not Applicable
18.   Services.....................................................        Not Applicable
19.   Purchase of Securities Being Offered.........................        Appendix
20.   Underwriters ................................................        Underwriter
21.   Calculation of Performance Data..............................        Calculation of Yield and Return
22.   Annuity Payments.............................................        Calculation of Annuity Payments
23.   Financial Statements ........................................        Financial Statements


                                                                             TBD

                                                                       Issued by


                                                               PHOENIX HOME LIFE
                                                        MUTUAL INSURANCE COMPANY



IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT:

[envelope]   PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS
             PO Box 8027
             Boston, MA 02266-8027
[telephone]  Tel. 800/541-0171





PROSPECTUS

This prospectus describes a single premium immediate fixed and variable annuity contract. The contract is designed to provide you with retirement income. The contract offers a variety of variable and fixed payment options.

You may allocate your premium and contract value to one or more of the subaccounts of the Account and the Fixed Income Allocation. The assets of each subaccount will be used to purchase, at net asset value, shares of a series in the following designated funds. The portion of your premium allocated to the Fixed Income Allocation will purchase fixed annuity payments.

THE PHOENIX EDGE SERIES FUND
---------------------------
   MANAGED BY PHOENIX INVESTMENT COUNSEL, INC.
   [diamond] Phoenix-Aberdeen International Series
   [diamond] Phoenix-Engemann Capital Growth Series
   [diamond] Phoenix-Engemann Nifty Fifty Series
   [diamond] Phoenix-Engemann Small & Mid-Cap Growth Series
   [diamond] Phoenix-Goodwin Money Market Series
   [diamond] Phoenix-Goodwin Multi-Sector Fixed Income Series
   [diamond] Phoenix-Hollister Value Equity Series
   [diamond] Phoenix-Oakhurst Balanced Series
   [diamond] Phoenix-Oakhurst Growth and Income Series
   [diamond] Phoenix-Oakhurst Strategic Allocation Series
   [diamond] Phoenix-Seneca Mid-Cap Growth Series
   [diamond] Phoenix-Seneca Strategic Theme Series

   MANAGED BY PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC
   [diamond] Phoenix-Aberdeen New Asia Series

   MANAGED BY DUFF & PHELPS INVESTMENT MANAGEMENT CO.
   [diamond] Phoenix-Duff & Phelps Real Estate Securities Series

   MANAGED BY PHOENIX VARIABLE ADVISORS, INC.
   [diamond] Phoenix-Bankers Trust Dow 30 Series
   [diamond] Phoenix-Bankers Nasdaq 100-Indes Series
   [diamond] Phoenix-Federated U.S. Government Bond Series [diamond] Phoenix-J.P. Morgan Research Enhanced Index Series [diamond] Phoenix-Janus Equity Income Series
   [diamond] Phoenix-Janus Flexible Income Series
   [diamond] Phoenix-Janus Growth Series
   [diamond] Phoenix-Morgan Stanley Focus Equity Series [diamond] Phoenix-Sanford Bernstein Global Value Series [diamond] Phoenix-Sanford Bernstein Mid-Cap Value Series [diamond] Phoenix-Sanford Bernstein Small-Cap Value Series


THE ALGER AMERICAN FUND
-----------------------
   MANAGED BY FRED ALGER MANAGEMENT, INC.
   [diamond] Alger American Leveraged AllCap Portfolio


DEUTSCHE ASSET MANAGEMENT VIT FUNDS
-----------------------------------
   MANAGED BY BANKERS TRUST COMPANY
   [diamond] EAFE(R) Equity Index FunD


FEDERATED INSURANCE SERIES
--------------------------
   MANAGED BY FEDERATED INVESTMENT MANAGEMENT COMPANY
   [diamond] Federated Fund for U.S. Government Securities II
   [diamond] Federated High Income Bond Fund II


FIDELITY(R) VARIABLE INSURANCE PRODUCTS
---------------------------------------
   MANAGED BY FIDELITY MANAGEMENT AND RESEARCH COMPANY
   [diamond] VIP Contrafund Portfolio
   [diamond] VIP Growth Opportunities Portfolio
   [diamond] VIP Growth Portfolio


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
----------------------------------------------------
   MANAGED BY TEMPLETON GLOBAL ADVISORS LIMITED
   [diamond] Templeton Growth Securities Fund-- Class 2

   MANAGED BY TEMPLETON INVESTMENT COUNSEL, INC.
   [diamond] Templeton Asset Strategy Fund-- Class 2
   [diamond] Templeton International Securities Fund-- Class 2

   MANAGED BY TEMPLETON ASSET MANAGEMENT, LTD.
   [diamond] Templeton Developing Markets Securities Fund-- Class 2

   MANAGED BY FRANKLIN MUTUAL ADVISORS, LLC
   [diamond] Mutual Shares Securities Fund-- Class 2


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
---------------------------------------
   MANAGED BY MORGAN STANLEY ASSET MANAGEMENT
   [diamond] Technology Portfolio


WANGER ADVISORS TRUST
---------------------
   MANAGED BY WANGER ASSET MANAGEMENT, L.P.
   [diamond] Wanger Foreign Forty
   [diamond] Wanger International Small Cap
   [diamond] Wanger Twenty
   [diamond] Wanger U.S. Small Cap

It may not be in your best interest to purchase a contract to replace an existing annuity contract or life insurance policy. You must understand the basic features of the proposed contract and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any tax liability.

This prospectus is valid only if accompanied or preceded by current prospectuses for the funds.

The contract is not a deposit or obligation of, underwritten or guaranteed by, any financial institution, credit union or affiliate. It is not federally insured by the Federal Deposit Insurance Corporation or any other state or federal agency. Contract investments are subject to risk, including the fluctuation of contract values and possible loss of principal.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus provides important information that a prospective investor ought to know before investing. These prospectuses should be kept for future reference. A Statement of Additional Information ("SAI") has been filed with the SEC and is available free of charge by calling Variable Annuity Operations at 800/541-0171.

                                TABLE OF CONTENTS

Heading                                                       Page
------------------------------------------------------------------

SPECIAL TERMS.............................................       4
SUMMARY OF EXPENSES.......................................       5
CONTRACT SUMMARY..........................................      11
FINANCIAL HIGHLIGHTS......................................      12
PERFORMANCE HISTORY.......................................      12
THE IMMEDIATE FIXED AND VARIABLE ANNUITY..................      12
PHOENIX AND THE ACCOUNT ..................................      12
INVESTMENTS OF THE ACCOUNT................................      12
    The Phoenix Edge Series Fund..........................      12
    The Alger American Fund...............................      14
    Deutsche Asset Management VIT Funds...................      14
    Federated Insurance Series............................      14
    Fidelity Variable Insurance Products..................      14
    Franklin Templeton Variable Insurance
    Products Trust........................................      15
    The Universal Institutional Funds, Inc................      15
    Wanger Advisors Trust.................................      15
    Investment Advisors...................................      16
    Services of the Advisors..............................      16
FIA.......................................................      17
PURCHASE OF CONTRACTS.....................................      17
DEDUCTIONS AND CHARGES....................................      17
    Deductions from the Separate Account..................      17
      Tax.................................................      17
      Surrender Charges...................................      17
      Risk and Administrative Fee.........................      17
      Payment Charge......................................      17
    Reduced Charges, Increased Bonus Payments and Enhanced
    Guaranteed Interest Rates.............................      18
    Other Charges.........................................      18
THE ANNUITY PERIOD........................................      18
    PAYMENT OPTIONS ......................................      18
      Option A--Single Life Annuity.......................      18
      Option B--Single Life Annuity  with Period Certain..      18
      Option C--Joint Survivor Life Annuity                     18
      Option D--Joint Survivor Life Annuity with Period         18
      Certain.............................................
      Option E--Annuity for a Specified Period............      18
      Option F--Life Expectancy Annuity ..................      19
      Option G--Unit Refund Life Annuity..................      19
      Other Options and Rates.............................      19
      Other Conditions....................................      19
    Payment Upon Death....................................      19
ADDITIONAL RIDER BENEFITS.................................      19
      Guaranteed Minimum Payment Rider....................      19
    Optional Programs and Benefits........................      19
      Transfers...........................................      19
SURRENDER OF CONTRACT: PARTIAL WITHDRAWALS................      20
LAPSE OF CONTRACT.........................................      21
MISCELLANEOUS PROVISIONS..................................      21
    Assignment............................................      21
    Deferment of Payment .................................      22
    Free Look Period......................................      22
    Amendments to Contracts...............................      22
    Substitution of Fund Shares...........................      22
    Ownership of the Contract.............................      22
FEDERAL INCOME TAXES......................................      22
    Introduction..........................................      22
    Income Tax Status.....................................      22
    Taxation of Annuities in General--Non-Qualified Plans.      23
      Surrenders or Withdrawals...........................      23
      Penalty Tax on Certain Surrenders and Withdrawals...      23
    Additional Considerations.............................      23
    Diversification Standards ............................      24
    Individual Retirement Annuity.........................      24
      IRAs................................................      25
      Penalty Tax on Certain Surrenders and                     25
      Withdrawals from IRAs...............................
      Seek Tax Advice.....................................      25
SALES OF CONTRACTS........................................      25
STATE REGULATION..........................................      26
REPORTS...................................................      26
VOTING RIGHTS.............................................      26
LEGAL MATTERS.............................................      26
SAI.......................................................      26
APPENDIX A--PERFORMANCE HISTORY                                 27
APPENDIX B--DEDUCTIONS FOR PREMIUM TAXES..................      29
APPENDIX C--ILLUSTRATION OF VALUES........................      30

SPECIAL TERMS
--------------------------------------------------------------------------------

The following is a list of terms and their meanings when used in this prospectus.

ACCOUNT (VA ACCOUNT): Phoenix Home Life Variable Accumulation Account.

ACCUMULATION UNIT: A standard of measurement for the Phoenix-Goodwin Money Market subaccount used to determine the value of a contract during the free look period prior to the start of annuity payments.

ACCUMULATION UNIT VALUE: The value of one accumulation unit was set to 1.0000 on the date assets were first allocated to the Phoenix-Goodwin Money Market subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date.

ANNUITANT: The primary person whose life is used as the measuring life under the contract. Also see Joint Annuitant.

ANNUITY DATE: The date we calculate and make the first annuity payment.

ANNUITY OPTION: The provisions under which we make a series of annuity payments to the annuitant or other payee, such as Variable Payment Life Annuity. See "Payment Options."

ANNUITY PAYMENT: The amount we pay on each payment calculation date. It is the sum of the Fixed Annuity Payment and the variable annuity payment.

ANNUITY UNIT: A standard of measurement used in determining the amount of each variable annuity payment.

ASSUMED INTEREST RATE: The rate used to determine the variable annuity payment.

COMMUTED VALUE: The present value of any remaining guaranteed annuity payments. This amount is calculated using the Assumed Interest Rate for variable annuity payments or the underlying interest rate for fixed annuity payments.

CONTRACT: The single premium immediate fixed and variable annuity contract described in this prospectus.

CONTRACT OWNER (OWNER, YOU, YOUR): Usually the person or entity to whom we issue the contract. The contract owner has the sole right to exercise all rights and privileges under the contract as provided in the contract. The owner may be the annuitant, an employer, a trust or any other individual or entity specified in the contract application. However, under contracts used with certain tax-qualified plans, the owner must be the annuitant. A husband and wife may be designated as joint owners, and if such a joint owner dies, the other joint owner becomes the sole owner of the contract. If no owner is named in the application, the annuitant will be the owner.

CONTRACT VALUE: The total value of sum of the subaccounts and the Fixed Income Allocation on any valuation date.

FIA: The Fixed Income Allocation which is an investment option within our General Account.

FIXED ANNUITY PAYMENT: A benefit providing periodic payments of a fixed dollar amount throughout the annuity period. This benefit does not vary with or reflect the investment performance of any subaccount.

FUNDS: The Phoenix Edge Series Fund, The Alger American Fund, Deutsche Asset Management VIT Funds, Federated Insurance Series, Fidelity Variable Insurance Products, Franklin Templeton Variable Insurance Products Trust The Universal Institutional Funds, Inc., and Wanger Advisors Trust.

JOINT ANNUITANT: A person other than the Annuitant on whose life annuity payments may also be based.

ISSUE DATE: The date that the premium payment is invested under a contract.

NET ASSET VALUE: Net asset value of a series' shares is computed by dividing the value of the net assets of the series by the total number of series outstanding shares.

NET PREMIUM: The premium less any applicable tax.

PAYEE: The person you designate to receive annuity payments.

PAYMENT UPON DEATH: The obligation of Phoenix under a contract to make a payment on the death of annuitant.

PHOENIX (OUR, US, WE, COMPANY): Phoenix Home Life Mutual Insurance Company.

PREMIUM: The amount you pay when you purchase a contract. We require a minimum premium of $35,000.

SERIES: A separate investment portfolio of a fund.

SURRENDER VALUE: The Commuted Value less any applicable surrender charge.

VAO: Variable Annuity Operations.

VALUATION DATE: A valuation date is every day the New York Stock Exchange ("NYSE") is open for trading.

VARIABLE ANNUITY PAYMENT: An annuity providing payments that vary in amounts, according to the investment experience of the selected subaccounts.

VPMO: The Variable Products Mail Operations division of Phoenix that receives and processes incoming mail for Variable Annuity Operations.

                               SUMMARY OF EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES                              ALL SUBACCOUNTS
                                                                 ---------------
Surrender Charges (as a percentage of amount withdrawn):(1)
    Age of Premium in Complete Years 0-1.............................    7%
    Age of Premium in Complete Years 1-2.............................    6%
    Age of Premium in Complete Years 2-3.............................    5%
    Age of Premium in Complete Years 3-4.............................    4%
    Age of Premium in Complete Years 4-5.............................    3%
    Age of Premium in Complete Years 5-6.............................    2%
    Age of Premium in Complete Years 6-7.............................    1%
    Age of Premium in Complete Years 7 and thereafter ...............   None



ANNUAL ADMINISTRATIVE CHARGE

    Maximum..........................................................       $24



ANNUAL SEPARATE ACCOUNT EXPENSES (as a percentage of average account value)

    Risk and Administrative Fee......................................      1.40%



(1) A surrender charge is taken from the proceeds when a contract is surrendered or when an amount is withdrawn if the premium payment has not been held under the contract for a certain period of time. See "Deductions and Charges--Surrender Charges."

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)
====================================================================================================================================
                                                                                    OTHER EXPENSES   TOTAL EXPENSES  TOTAL EXPENSES
                         SERIES                            MANAGEMENT   RULE 12B-1      BEFORE           BEFORE          AFTER
                                                              FEES         FEES     REIMBURSEMENT(1) REIMBURSEMENT  REIMBURSEMENT(2)
------------------------------------------------------------------------------------------------------------------------------------
THE PHOENIX EDGE SERIES FUND
------------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International                                 .75%         N/A           .26%           1.01%            1.01%
Phoenix-Aberdeen New Asia                                     1.00%         N/A          1.39%           2.39%            1.25%
Phoenix-Bankers Trust Dow 30(4)                                .35%         N/A          1.40%(4)        1.75%(4)          .50%
Phoenix-Bankers Trust Nasdaq 100-Index(4)                      .35%         N/A           .30%(4)         .65%(1)          .50%
Phoenix-Duff & Phelps Real Estate Securities                   .75%         N/A           .56%           1.31%            1.00%
Phoenix-Engemann Capital Growth                                .62%         N/A           .06%            .68%             .68%
Phoenix-Engemann Nifty Fifty                                   .90%         N/A           .53%           1.43%            1.05%
Phoenix-Engemann Small & Mid-Cap Growth(4)                     .90%         N/A           .53%           1.36%(1)         1.15%
Phoenix-Federated U.S. Government Bond                         .60%         N/A          1.70%(4)        2.30%(4)          .75%
Phoenix-Goodwin Money Market                                   .40%         N/A           .17%            .57%             .55%
Phoenix-Goodwin Multi-Sector Fixed Income                      .50%         N/A           .21%            .71%             .65%
Phoenix-Hollister Value Equity                                 .70%         N/A          1.33%           2.03%             .85%
Phoenix-J.P. Morgan Research Enhanced Index                    .45%         N/A           .30%            .75%             .55%
Phoenix-Janus Equity Income                                    .85%         N/A          1.40%(4)        2.25%(4)         1.00%
Phoenix-Janus Flexible Income                                  .80%         N/A          1.65%(4)        2.45%(4)          .95%
Phoenix-Janus Growth                                           .85%         N/A          1.05%(4)        1.90%(4)         1.00%
Phoenix-Morgan Stanley Focus Equity                            .85%         N/A          1.30%(4)        2.15%(4)         1.00%
Phoenix-Oakhurst Balanced                                      .54%         N/A           .16%            .70%             .70%
Phoenix-Oakhurst Growth and Income                             .70%         N/A           .31%           1.01%             .85%
Phoenix-Oakhurst Strategic Allocation                          .58%         N/A           .12%            .70%             .70%
Phoenix-Sanford Bernstein Global Value(12)                    1.05%         N/A          1.53%           2.58%            1.20%
Phoenix-Sanford Bernstein Mid-Cap Value(11)                   1.05%         N/A          1.53%           2.58%            1.20%
Phoenix-Sanford Bernstein Small-Cap Value(12)                 1.05%         N/A          1.53%           2.58%            1.20%
Phoenix-Seneca Mid-Cap Growth                                  .80%         N/A          1.24%           2.04%            1.05%
Phoenix-Seneca Strategic Theme                                 .75%         N/A           .22%            .97%             .97%

THE ALGER AMERICAN FUND
------------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap                                .85%         N/A           .08%(7)         .93%             .93%

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
------------------------------------------------------------------------------------------------------------------------------------
EAFE(R) Equity Index Fund                                      .45%         N/A           .69%           1.15%             .65%

FEDERATED INSURANCE SERIES
------------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II               .60%         N/A           .24%            .84%             .84%
Federated High Income Bond Fund II                             .60%         N/A           .19%            .79%             .79%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
------------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund Portfolio(8)                                    .58%        .10%           .10%            .78%             .75%(10)
VIP Growth Opportunities Portfolio(9)                          .58%        .10%           .11%            .79%             .78%(10)
VIP Growth Portfolio(9)                                        .58%        .10%           .09%            .77%             .75%(10)

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
------------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund--Class 2(6)                       .60%        .25%(3)        .19%           1.04%            1.04%
Templeton Asset Strategy Fund--Class 2(5,6)                     .60%        .25%(3)        .18%           1.03%            1.03%
Templeton Developing Markets Securities Fund--Class 2(5,6)     1.25%        .25%(3)        .31%           1.81%            1.81%
Templeton Growth Securities Fund--Class 2(6)                    .83%        .25%(3)        .05%           1.13%            1.13%
Templeton International Securities Fund--Class 2(5,6)           .69%        .25%(3)        .19%           1.13%            1.13%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                           .80%         N/A          1.85%(4)        2.65%(4)         1.15%

WANGER ADVISORS TRUST
------------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                                          1.00%         N/A          2.45%           3.45%            1.45%
Wanger International Small Cap                                1.25%         N/A           .24%           1.49%            1.49%
Wanger Twenty                                                  .95%         N/A          1.17%           2.12%            1.35%
Wanger U.S. Small Cap                                          .95%         N/A           .07%           1.02%            1.02%
------------------------------------------------------------------------------------------------------------------------------------

1.   Other expenses after reimbursements are as follows: The Phoenix-J.P. Morgan Research Enhanced Index Series will pay up to
     .10%; the Phoenix-Engemann Capital Growth, Phoenix-Goodwin Multi-Sector Fixed Income, Phoenix-Oakhurst Strategic Allocation,
     Phoenix-Goodwin Money Market, Phoenix-Engemann Nifty Fifty, Phoenix-Oakhurst Growth and Income, Phoenix-Hollister Value
     Equity, Phoenix-Sanford Bernstein Mid-Cap Value, Phoenix-Bankers Trust Dow 30, Phoenix-Federated U.S. Government,
     Phoenix-Janus Equity Income, Phoenix-Janus Flexible Income, Phoenix-Janus Growth, Phoenix-Bankers Trust Nasdaq-100 Index and
     Phoenix-Morgan Stanley Focus Equity Series will pay up to .15%; the Phoenix-Duff & Phelps Real Estate Securities,
     Phoenix-Seneca Strategic Theme, Phoenix-Aberdeen New Asia, Phoenix-Engemann Small & Mid-Cap Growth and Phoenix-Seneca Mid-Cap
     Growth Series will pay up to .25%; and the Phoenix-Aberdeen International Series will pay up to .40%. The Wanger Foreign Forty will

     pay up to .45%, the Wanger U.S. Small Cap Series will pay up to .50%, the Wanger International Small Cap will pay up to
     .60%, and the Wanger Twenty will pay up to .40%.

2.   Reflects the effect of any management fee waivers and reimbursement of expenses.
3.   The fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the fund's prospectus.
4.   These figures are estimates: these series have been available for less than six months as of the date of this prospectus.
5.   On 2/8/00, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin
     Templeton Variable Insurance Products Trust, effective 5/1/00.
6.   The table shows total expenses based on the new fees and assets as of 12/31/99 and not the assets of the combined funds. The following table estimates what the total expenses would be based on the assets of the combined funds as of 5/1/00:

     -------------------------------------------- ------------------ ----------------- ------------------ ------------------------
       ESTIMATED ANNUAL EXPENSES FROM  5/1/00      MANAGEMENT FEES   RULE 12B-1 FEES    OTHER EXPENSES    TOTAL OPERATING EXPENSES
     -------------------------------------------- ------------------ ----------------- ------------------ ------------------------
       Mutual Shares Securities Fund - Class 2           .60%              .25%               .19%                1.04%
       Templeton Asset Strategy Fund - Class 2           .60%              .25%               .14%                 .99%
       Templeton  Developing  Markets Securities        1.25%              .25%               .29%                1.79%
         Fund - Class 2
       Templeton Growth  Securities Fund - Class 2       .80%              .25%               .05%                1.10%
       Templeton International Securities Fund           .65%              .25%               .20%                1.10%
         - Class 2
     -------------------------------------------- ------------------ ----------------- ------------------ -----------------------
7.   Included in "Other Expenses" is 0.01% of interest expense.
8.   Effective November 3, 1997, the advisor has voluntarily agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.10%. This arrangement can be discontinued at any time.
9.   Effective November 3, 1997, the advisor has voluntarily agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.60%. This arrangement can be discontinued at any time.
10.  A portion of the brokerage commissions that the fund pays is used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce custodian expenses.
11.  Schafer Capital Management, Inc., was replaced as subadvisor to the series at the close of business on September 30, 2000 by Sanford Bernstein & Co., Inc., The name was changed from Phoenix-Schafer Mid-Cap Value Series on or about that date.
12.  New Series as of December 4, 2000.

It is impossible to show you what expenses you would incur if you purchased a contract because there are so many different factors that affect expenses. However, the following three tables are meant to help demonstrate how certain decisions or choices by you could result in different levels of expense.

If you surrender your contract at the end of one of these time periods, you would pay the following expenses on a $1,000 investment. We have assumed a constant 5% annual return on the invested assets for all of the series.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
                                                                       ------         -------         -------         --------
Phoenix-Aberdeen International Series                                   $105            $155            $209            $373
Phoenix-Aberdeen New Asia  Series                                       $107            $163            $223            $405
Phoenix-Bankers Trust Dow 30 Series                                      $99            $139            $179            $306
Phoenix-Bankers Trust Nasdaq 100-Index Series                            $99            $139            $179            $306
Phoenix-Duff & Phelps Real Estate Securities Series                     $105            $155            $208            $372
Phoenix-Engemann Capital Growth Series                                  $101            $145            $189            $330
Phoenix-Engemann Nifty Fifty Series                                     $105            $157            $211            $379
Phoenix-Engemann Small & Mid-Cap Growth Series                          $106            $160            $217            $392
Phoenix-Federated U.S. Government Bond Series                           $102            $147            $194            $339
Phoenix-Goodwin Money Market Series                                     $100            $140            $182            $313
Phoenix-Goodwin Multi-Sector Fixed Income Series                        $101            $144            $188            $326
Phoenix-Hollister Value Equity Series                                   $103            $150            $199            $352
Phoenix-J.P. Morgan Research Enhanced Index Series                      $100            $140            $182            $313
Phoenix-Janus Equity Income Series                                      $105            $155            $208            $372
Phoenix-Janus Flexible Income Series                                    $104            $153            $205            $365
Phoenix-Janus Growth Series                                             $105            $155            $208            $372
Phoenix-Morgan Stanley Focus Equity Series                              $105            $155            $208            $372
Phoenix-Oakhurst Balanced Series                                        $101            $145            $191            $332
Phoenix-Oakhurst Growth and Income Series                               $103            $150            $199            $352
Phoenix-Oakhurst Strategic Allocation Series                            $101            $145            $191            $332
Phoenix-Sanford Bernstein Global Value Series                           $107            $162            $220            $398
Phoenix-Sanford Bernstein Mid-Cap Value Series                          $107            $162            $220            $398
Phoenix-Sanford Bernstein Small-Cap Value Series                        $107            $162            $220            $398
Phoenix-Seneca Mid-Cap Growth Series                                    $105            $157            $211            $379
Phoenix-Seneca Strategic Theme Series                                   $104            $154            $206            $368
Alger American Leveraged AllCap                                         $104            $153            $204            $363
EAFE(R) Equity Index Fund                                               $101            $144            $188            $326
Federated Fund for U.S. Government Securities II                        $103            $150            $199            $351
Federated High Income Bond Fund II                                      $102            $148            $196            $344
VIP Contrafund Portfolio                                                $102            $147            $194            $339
VIP Growth Opportunities Portfolio                                      $102            $148            $195            $343
VIP Growth Portfolio                                                    $102            $147            $194            $339
Mutual Shares Securities Fund-Class 2                                   $105            $156            $210            $377
Templeton Asset Strategy Fund-Class 2                                   $105            $156            $210            $376
Templeton Developing Markets Securities Fund-Class 2                    $113            $182            $255            $479
Templeton Growth Securities Fund-Class 2                                $106            $159            $216            $389
Templeton International Securities Fund-Class 2                         $106            $159            $216            $389
Technology Portfolio                                                    $106            $160            $217            $392
Wanger Foreign Forty                                                    $109            $170            $234            $431
Wanger International Small Cap                                          $110            $171            $236            $437
Wanger Twenty                                                           $108            $167            $228            $418
Wanger U.S. Small Cap                                                   $105            $156            $209            $375
-----------------------------------------------------------------------------------------------------------------------------------

If you do not surrender your contract, after each of these time periods you will have paid the following expenses on a $1,000 investment. We have assumed a constant 5% annual return on the invested assets for all of the series.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
                                                                       ------         -------         -------         --------
Phoenix-Aberdeen International Series                                    $35            $105            $179            $373
Phoenix-Aberdeen New Asia  Series                                        $37            $113            $193            $405
Phoenix-Bankers Trust Dow 30 Series                                      $29             $89            $149            $306
Phoenix-Bankers Trust Nasdaq 100-Index Series                            $29             $89            $149            $306
Phoenix-Duff & Phelps Real Estate Securities Series                      $35            $105            $178            $372
Phoenix-Engemann Capital Growth Series                                   $31             $95            $159            $330
Phoenix-Engemann Nifty Fifty Series                                      $35            $107            $181            $379
Phoenix-Engemann Small & Mid-Cap Growth Series                           $36            $110            $187            $392
Phoenix-Federated U.S. Government Bond Series                            $32             $97            $164            $339
Phoenix-Goodwin Money Market Series                                      $30             $90            $152            $313
Phoenix-Goodwin Multi-Sector Fixed Income Series                         $31             $94            $158            $326
Phoenix-Hollister Value Equity Series                                    $33            $100            $169            $352
Phoenix-J.P. Morgan Research Enhanced Index Series                       $30             $90            $152            $313
Phoenix-Janus Equity Income Series                                       $35            $105            $178            $372
Phoenix-Janus Flexible Income Series                                     $34            $103            $175            $365
Phoenix-Janus Growth Series                                              $35            $105            $178            $372
Phoenix-Morgan Stanley Focus Equity Series                               $35            $105            $178            $372
Phoenix-Oakhurst Balanced Series                                         $31             $95            $161            $332
Phoenix-Oakhurst Growth and Income Series                                $33            $100            $169            $352
Phoenix-Oakhurst Strategic Allocation Series                             $31             $95            $161            $332
Phoenix-Sanford Bernstein Global Value Series                            $37            $112            $190            $398
Phoenix-Sanford Bernstein Mid-Cap Value Series                           $37            $112            $190            $398
Phoenix-Sanford Bernstein Small-Cap Value Series                         $37            $112            $190            $398
Phoenix-Seneca Mid-Cap Growth Series                                     $35            $107            $181            $379
Phoenix-Seneca Strategic Theme Series                                    $34            $104            $176            $368
Alger American Leveraged AllCap                                          $34            $103            $174            $363
EAFE(R) Equity Index Fund                                                $31             $94            $158            $326
Federated Fund for U.S. Government Securities II                         $33            $100            $169            $351
Federated High Income Bond Fund II                                       $32             $98            $166            $344
VIP Contrafund Portfolio                                                 $32             $97            $164            $339
VIP Growth Opportunities Portfolio                                       $32             $98            $165            $343
VIP Growth Portfolio                                                     $32             $97            $164            $339
Mutual Shares Securities Fund-Class 2                                    $35            $106            $180            $377
Templeton Asset Strategy Fund-Class 2                                    $35            $106            $180            $376
Templeton Developing Markets Securities Fund-Class 2                     $43            $132            $225            $479
Templeton Growth Securities Fund-Class 2                                 $36            $109            $186            $389
Templeton International Securities Fund-Class 2                          $36            $109            $186            $389
Technology Portfolio                                                     $36            $110            $187            $392
Wanger Foreign Forty                                                     $39            $120            $204            $431
Wanger International Small Cap                                           $40            $121            $206            $437
Wanger Twenty                                                            $38            $117            $198            $418
Wanger U.S. Small Cap                                                    $35            $106            $179            $375
-----------------------------------------------------------------------------------------------------------------------------------



The purpose of the tables above is to assist you in understanding the various costs and expenses that your contract will bear directly or indirectly. It is based on historical fund expenses, as a percentage of net assets for the year ended December 31, 1999, except as indicated. The tables reflect expenses of the Account as well as the funds. See "Deductions and Charges" in this prospectus and in the fund prospectuses.

Premium taxes, which are not reflected in the table above, may apply. We will charge any premium or other taxes levied by any governmental entity with respect to your contract against the contract values based on a percentage of premiums paid. Certain states currently impose premium taxes on the contracts ranging from 0% to 3.5% of premiums paid. See "Deductions and Charges--Premium Tax" and Appendix B.

The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. See "Deductions and Charges."

CONTRACT SUMMARY
--------------------------------------------------------------------------------

This summary describes the general provisions of the contract.

Certain provisions of the contract described in this prospectus may differ in a particular state because of specific state requirements.

If there is ever a difference between the provisions described within this prospectus and the provisions of the contract, the contract provisions will prevail.

OVERVIEW
The contract is designed to provide regular income payments from an annuity contract. It offers a combination of variable and fixed payments. Investments in the variable options provide results that vary and depend upon the performance of the underlying funds.

INVESTMENT FEATURES

MINIMUM CONTRIBUTION
[diamond] Generally, the minimum premium is $35,000.

ALLOCATION OF PREMIUM AND CONTRACT VALUE
[diamond] You may choose where your premium is invested: in one or more of the subaccounts or in the FIA.

[diamond] Transfers between the subaccounts and to the FIA can be made anytime.

[diamond] The contract value varies with the investment performance of the subaccounts and is not guaranteed.


WITHDRAWALS
[diamond] Under Payment Options B, D, E and F, you may partially or fully surrender the contract anytime for its commuted value less any applicable surrender charge and tax. No withdrawals may be made under any other payment options. Please refer to "Deductions and Charges--Surrender Charges" for a complete description.

DEATH BENEFIT
The death benefit is calculated differently under each payment option and the amount varies based on the option selected.

DEDUCTIONS AND CHARGES

FROM THE CONTRACT VALUE
[diamond] Taxes--taken from the premium.

[diamond] A deduction for surrender charges may occur when you surrender your contract or request a withdrawal if the assets have not been held under the contract for a specified period of time.

[diamond] If we impose a surrender charge, it is on a first-in, first-out basis.

[diamond] No surrender charges are taken upon the death of the annuitant.

[diamond] A declining surrender charge is assessed on withdrawals based on the date the premium is deposited:

 ==============================================================
 Percent               7%  6%   5%  4%   3%  2%   1%  0%
 --------------------------------------------------------------
 Age of Premium in
 Complete Years        0   1    2   3    4   5    6   7+
 ==============================================================

          o The total deferred surrender charges on a contract will never exceed 9% of the premium.

[diamond] Payment Charge--maximum of $24 each year.

FROM THE ACCOUNT
[diamond] Risk and Administrative Fee--varies based on the election of the Guaranteed Minimum Payment Rider. See "Charges for Risk and Administrative Fee"

OTHER CHARGES OR DEDUCTIONS
See "Deductions and Charges" for a detailed description of contract charges.

In addition, certain charges are deducted from the assets of the funds for investment management services. See the prospectuses for the funds for more information.


ADDITIONAL INFORMATION

FREE LOOK PERIOD
You have the right to review the contract. If you are not satisfied you may return it within 20 days after you receive it and cancel the contract. You will receive the contract value in cash. However, if applicable state law requires, we will return the premium paid less any partial withdrawals made during the Free Look Period. See "Free Look Period" for a detailed discussion.

MINIMUM PAYMENT
If on any valuation date the annuity payment due is less than $20, we may make such settlement as is equitable to the payee.

LAPSE
If on any valuation date the contract value is zero, the contract will immediately terminate and lapse without value.

                 PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT

                              FINANCIAL HIGHLIGHTS
                            ACCUMULATION UNIT VALUES
         (SELECTED DATA FOR AN ACCUMULATION UNIT OUTSTANDING THROUGHOUT
                             THE INDICATED PERIOD)

The subaccounts of this contract commenced operations as of the date of this prospectus; therefore, data for these subaccounts are not yet available.



PERFORMANCE HISTORY
--------------------------------------------------------------------------------

We may include the performance history of the subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. See Appendix A for more information.


THE IMMEDIATE FIXED AND VARIABLE ANNUITY
--------------------------------------------------------------------------------

The immediate fixed and variable annuity contract is issued by Phoenix Home Life Mutual Insurance Company. The amounts held under a contract will be invested in the Account and annuity payments will vary in accordance with the investment experience of the investment options selected. It is the owner and annuitant under a contract who bear the risk of investment gain or loss rather than Phoenix. However, amounts may be allocated for fixed annuity payments, in which case Phoenix will guarantee specified monthly annuity payments.

You select the investment objective of the contract on a continuing basis by directing the allocation of the premium and the reallocation of the contract value among the subaccounts.

PHOENIX AND THE ACCOUNT
--------------------------------------------------------------------------------

    Phoenix is a mutual life insurance company originally chartered in Connecticut in 1851 and redomiciled to New York in 1992. Our Executive Office is located at One American Row, Hartford, Connecticut and our main administrative office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut. The principal office is located at 10 Krey Boulevard, East Greenbush, New York. We sell insurance policies and annuity contracts through our own field force of full-time agents and through brokers. On April 17, 2000, the Board of Directors of Phoenix Home Life Mutual Insurance Company authorized management to develop a plan for conversion from a mutual to a publicly traded stock company. If such a plan is developed and adopted by the Board, it would be subject to the approval of the New York Insurance Department and other regulators and submitted to policyholders for approval. The plan would go into effect only after all these requirements had been met. There is no assurance that any such plan will be adopted, and if adopted, there is no guarantee as to the amount or nature of consideration to eligible policyholders.

    On June 21, 1982, we established the Account, a separate account created under the insurance laws of Connecticut. The Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision of the management or investment practices or policies of the Account or Phoenix.

    On July 1, 1992, the Account's domicile was transferred to New York. Under New York law and the Contracts, all income, gains or losses of the Account must be credited to or charged against the amounts placed in the Account without regard to the other income, gains and losses of Phoenix. The assets of the Account may not be used to pay liabilities arising out of any other business that Phoenix may conduct. Obligations under the Contracts are obligations of Phoenix.

Contributions to the FIA are not invested in the Account; rather, they become part of the general account of Phoenix Home Life Mutual Insurance Company (the "General Account"). The General Account supports all insurance and annuity obligations of Phoenix and is made up of all of its general assets other than those allocated to any separate account such as the Account. For more complete information concerning the FIA, see the "FIA" section of this prospectus.

INVESTMENTS OF THE ACCOUNT
--------------------------------------------------------------------------------
PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND
Certain subaccounts invest in corresponding series of The Phoenix Edge Series Fund. The following series are currently available:

PHOENIX-ABERDEEN INTERNATIONAL SERIES: The investment objective of the series is to seek a high total return consistent with reasonable risk. The series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The
Phoenix-Aberdeen

International Series provides a means for investors to invest a portion of their assets outside the United States.

PHOENIX-ABERDEEN NEW ASIA SERIES: The investment objective of the series is to seek long-term capital appreciation. The series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.

PHOENIX-BANKERS TRUST DOW 30 SERIES: The series seeks to track the total return of the Dow Jones Industrial Average[SM] (the "DJIA[SM]" before fund expenses.

PHOENIX-BANKERS TRUST NASDAQ-100 INDEX(R) SERIES: This non-diversified series seeks to track the total return of the Nasdaq-100 Index(R) ( "Index") before fund expenses. The series is "passively" managed (it invests in the same companies in the same proportions as the Index). The series may invest in equity equivalents in an attempt to improve cash flow and reduce transaction costs, while replicating investments in the Index.

PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: The investment objective of the series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: The investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The Phoenix-Engemann Capital Growth Series invests principally in common stocks of corporations believed by management to offer growth potential.

PHOENIX-ENGEMANN NIFTY FIFTY SERIES: The investment objective of the series is to seek long-term capital appreciation by investing in approximately 50 different securities that offer the best potential for long-term growth of capital. At least 75% of the series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.

PHOENIX-ENGEMANN SMALL & MID-CAP GROWTH SERIES: The series seeks to achieve its objective of long-term growth of capital by normally investing at least 65% of assets in equities of "small-cap" and "mid-cap" companies (market capitalization under $1.5 billion). Expected emphasis will be on investments in common stocks of U.S. corporations that have rapidly growing earnings per share. Stocks are generally sold when characteristics such as growth rate, competitive advantage, or price, render the stock unattractive. The advisor may change the asset allocation or temporarily take up a defensive investment strategy depending on market conditions.

PHOENIX-FEDERATED U.S. GOVERNMENT BOND SERIES: The investment objective of the series is to maximize total return by investing primarily in debt obligations of the U.S. Government, its agencies and instrumentalities.

PHOENIX-GOODWIN MONEY MARKET SERIES: The investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity. The Phoenix-Goodwin Money Market Series invests exclusively in high quality money market instruments.

PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: The investment objective of the series is to seek long-term total return. The Phoenix-Goodwin Multi-Sector Fixed Income Series seeks to achieve its investment objective by investing in a diversified portfolio of high yield and high quality fixed income securities.

PHOENIX-HOLLISTER VALUE EQUITY SERIES: The primary investment objective of the series is long-term capital appreciation, with a secondary investment objective of current income. The Phoenix-Hollister Value Equity Series seeks to achieve its objective by investing in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.

PHOENIX-J.P. MORGAN RESEARCH ENHANCED INDEX SERIES: The investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

PHOENIX-JANUS EQUITY INCOME SERIES: The investment objective of the series is to seek current income and long-term growth of capital.

PHOENIX-JANUS FLEXIBLE INCOME SERIES: The investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.

PHOENIX-JANUS GROWTH SERIES: The investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: The investment objective of the series is to seek capital appreciation by investing primarily in equity securities.

PHOENIX-OAKHURST BALANCED SERIES: The investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital. The Phoenix-Oakhurst Balanced Series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

PHOENIX-OAKHURST GROWTH AND INCOME SERIES: The investment objective of the series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The Phoenix-Oakhurst Growth and Income Series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: The investment objective of the series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The Phoenix-Oakhurst Strategic Allocation Series invests in stocks, bonds and money market instruments in accordance with the investment advisor's appraisal of investments most likely to achieve the highest total return.

PHOENIX-SANFORD BERNSTEIN GLOBAL VALUE SERIES seeks long-term capital appreciation through investing in foreign and domestic equity securities. The advisor uses a value-oriented approach with a focus on non-U.S. companies in developed countries in Europe and the Far East, Australia and Canada. The advisor may invest a portion of the series' assets in developing market companies.

PHOENIX-SANFORD BERNSTEIN MID-CAP VALUE SERIES: The primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective. The Phoenix-Sanford Bernstein Mid-Cap Value Series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase, which are believed to offer the possibility of increase in value.

PHOENIX-SANFORD BERNSTEIN SMALL-CAP VALUE SERIES seeks long-term capital appreciation by investing primarily in small-capitalization stocks the advisor believes are under-valued. The series will seek to outperform the Frank Russell 200, Frank Russell 2500 and Wilshire Next 1750 indices.

PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.

PHOENIX-SENECA STRATEGIC THEME SERIES: The investment objective of the series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The Phoenix-Seneca Strategic Theme Series invests primarily in common stocks believed to have substantial potential for capital growth.

THE ALGER AMERICAN FUND
A certain subaccount invests in a corresponding portfolio of The Alger American Fund. The following portfolio is currently available:

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO: The investment objective of the portfolio is long-term capital appreciation. It invests primarily in equity securities, such as common or preferred stocks, which are listed on U.S. exchanges or in the over-the-counter market. The portfolio invests primarily in "growth" stocks. Under normal circumstances, the portfolio invests in the equity securities of companies of any size, which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities.

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
A certain subaccount invests in a corresponding fund of the Deutsche Asset Management VIT Funds. The following fund is currently available:

EAFE(R) EQUITY INDEX FUND: The fund seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index ("EAFE(R) Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East. The fund invests in a statistically selected sample of the securities found in the EAFE(R) Index.

FEDERATED INSURANCE SERIES
Certain subaccounts invest in a corresponding fund of the Federated Insurance Series. The following funds are currently available:

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the fund is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

FEDERATED HIGH INCOME BOND FUND II: The investment objective of the fund is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Certain subaccounts invest in a corresponding portfolio of the Fidelity(R) Variable Insurance Products. The following portfolios are currently available:

VIP CONTRAFUND(R) PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation. Principal investment strategies include:

o  Normally investing primarily in common stocks.
o Investing in securities of companies whose value it believes is not fully recognized by the public
o  Investing in domestic and foreign issuers.
o  Investing in either "growth" stocks or "value" stocks or both.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP GROWTH OPPORTUNITIES PORTFOLIO: The investment objective of the portfolio is to seek to provide capital growth. Principal investment strategies include:

o  Normally investing primarily in common stocks.
o Potentially investing in other types of securities, including bonds which may be lower-quality debt securities.
o  Investing in domestic and foreign issuers.
o  Investing in either "growth" stocks or "value" stocks or both.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP GROWTH PORTFOLIO: The investment objective of the portfolio is to seek to achieve long-term capital appreciation. Principal investment strategies include:

o  Normally investing primarily in common stocks.
o  Investing in companies that it believes have above-average growth potential.
o  Investing in securities of domestic and foreign issuers.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Certain subaccounts invest in Class 2 shares of the corresponding fund of the Franklin Templeton Variable Insurance Products Trust. The following funds are currently available:

MUTUAL SHARES SECURITIES FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective. The Mutual Shares Securities Fund invests primarily in domestic equity securities that the manager believes are significantly undervalued.

TEMPLETON ASSET STRATEGY FUND: The investment objective of the fund is a high level of total return. The Templeton Asset Strategy Fund invests in stocks of companies of any nation, bonds of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world, including emerging market countries.

TEMPLETON DEVELOPING MARKETS SECURITIES FUND: The investment objective of the fund is long-term capital appreciation. The Templeton Developing Markets Securities Fund invests primarily in emerging market equity securities.

TEMPLETON INTERNATIONAL SECURITIES FUND: The investment objective of the fund is long-term capital growth. The Templeton International Securities Fund invests primarily in stocks of companies located outside the United States, including emerging markets.

TEMPLETON GROWTH SECURITIES FUND: The investment objective of the fund is long-term capital growth. The Templeton Growth Securities Fund invests primarily in common stocks issued by companies in various nations throughout the world, including the U.S. and emerging markets.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
A certain subaccount invests in a corresponding portfolio of The Universal Institutional Funds, Inc. The following portfolio is currently available:

TECHNOLOGY PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.

WANGER ADVISORS TRUST
Certain subaccounts invest in corresponding series of the Wanger Advisors Trust. The following series are currently available:

WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth. The Wanger Foreign Forty invests primarily in equity securities of foreign companies with market capitalization of $1 billion to $10 billion and focuses its investments in 40 to 60 companies in the developed markets.

WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger International Small Cap invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

WANGER TWENTY: The investment objective of the series is to seek long-term capital growth. The Wanger Twenty invests primarily in the stocks of U.S. companies with market capitalization of $1 billion to $10 billion and ordinarily focuses its investments in 20 to 25 U.S. companies.

WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger U.S. Small Cap invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

In addition to being sold to the Account, shares of the funds also may be sold to other separate accounts of Phoenix or its affiliates or to the separate accounts of other insurance companies.

It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither we nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from
(1) changes in state insurance laws, (2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the fund(s) or (4) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. We will, at our own expense, remedy such material conflicts, including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.

INVESTMENT ADVISORS
Phoenix Investment Counsel, Inc. ("PIC") is an investment advisor to the following series in The Phoenix Edge Series Fund:
          o  Phoenix-Goodwin Money Market Series
          o  Phoenix-Goodwin Multi-Sector Fixed Income Series
          o  Phoenix-Hollister Value Equity Series
          o  Phoenix-Oakhurst Balanced Series
          o  Phoenix-Oakhurst Growth and Income Series
          o  Phoenix-Oakhurst Strategic Allocation Series

Based on subadvisory agreements with the fund, PIC as an investment advisor delegates certain investment decisions and research functions to subadvisors for the following series:

[diamond] Phoenix-Aberdeen International Advisors, LLC ("PAIA")
          o   Phoenix-Aberdeen International Series

[diamond] Roger Engemann & Associates, Inc. ("Engemann")
          o   Phoenix-Engemann Capital Growth Series
          o   Phoenix-Engemann Nifty Fifty Series
          o   Phoenix-Engemann Small & Mid-Cap Growth Series

[diamond] Seneca Capital Management, LLC  ("Seneca")
          o   Phoenix-Seneca Mid-Cap Growth Series
          o   Phoenix-Seneca Strategic Theme Series

Phoenix Variable Advisors, Inc. ("PVA") is also an investment advisor to The Phoenix Edge Series Fund. Based on subadvisory agreements with the fund, PVA delegates certain investment decisions and research functions to the following subadvisors for the series listed:


[diamond] Bankers Trust Company
          o   Phoenix-Bankers Trust Dow 30 Series
          o   Phoenix-Bankers Nasdaq-100 Index Series

[diamond] Federated Investment Management Company
          o   Phoenix-Federated U.S. Government Bond Series

[diamond] J.P. Morgan Investment Management, Inc.
          o   Phoenix-J.P. Morgan Research Enhanced Index Series

[diamond] Janus Capital Corporation
          o   Phoenix-Janus Equity Income Series
          o   Phoenix-Janus Flexible Income Series
          o   Phoenix-Janus Growth Series

[diamond] Morgan Stanley Asset Management
          o   Phoenix-Morgan Stanley Focus Equity Series


[diamond] Sanford C. Bernstein & Co., Inc.
          o   Phoenix-Sanford Bernstein Global Value Series
          o   Phoenix-Sanford Bernstein Mid-Cap Value Series
          o   Phoenix-Sanford Bernstein Small-Cap Value Series


The investment advisor to the Phoenix-Duff & Phelps Real Estate Securities Series is Duff & Phelps Investment Management Co. ("DPIM").

The investment advisor to the Phoenix-Aberdeen New Asia Series is PAIA. Pursuant to subadvisory agreements with the fund, PAIA delegates certain investment decisions and research functions with respect to the Phoenix-Aberdeen New Asia Series to PIC and Aberdeen Fund Managers, Inc.

PIC, DPIM, Engemann and Seneca are indirect less than wholly owned subsidiaries of Phoenix Home Life Mutual Insurance Company. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix Home Life Mutual Insurance Company and by Aberdeen Fund Managers, Inc. PVA is a wholly owned subsidiary of PM Holdings, Inc.

The additional investment advisors and their respective funds are:

[diamond] Fred Alger Management, Inc.
          o   Alger American AllCap Portfolio

[diamond] Bankers Trust Company
          o   EAFE(R) Equity Index Fund

[diamond] Federated Investment Management Company
          o   Federated Fund for U.S. Government Securities II
          o   Federated High Income Bond Fund II

[diamond] Fidelity(R) Management & Research Company
          o   VIP Contrafund(R) Portfolio
          o   VIP Growth Opportunities Portfolio
          o   VIP Growth Portfolio

[diamond] Franklin Mutual Advisers, LLC
          o   Mutual Shares Securities Fund

[diamond] Morgan Stanley Asset Management
          o   Technology Portfolio

[diamond] Templeton Asset Management, Ltd.
          o   Templeton Developing Markets Securities Fund

[diamond] Templeton Global Advisors Limited
          o   Templeton Growth Securities Fund

[diamond] Templeton Investment Counsel, Inc.
          o   Templeton Asset Strategy Fund
          o   Templeton International Securities Fund

[diamond] Wanger Asset Management, L.P.
          o   Wanger Foreign Forty

          o   Wanger International Small Cap
          o   Wanger Twenty
          o   Wanger U.S. Small Cap

SERVICES OF THE ADVISORS
The advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the Trustees. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.


FIA
--------------------------------------------------------------------------------

In addition to the Account, you may allocate the premium to the FIA. The amount of premium you allocate to the FIA will become part of Phoenix's general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a 3% rate of return on your allocated amount. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit any excess interest as determined by us based on expected investment yield information.

Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.


PURCHASE OF CONTRACTS
--------------------------------------------------------------------------------

MINIMUM PREMIUM
Generally, we require a minimum premium of $35,000:

In certain circumstances we may reduce premium amount we accept for a contract. Factors in determining qualifications for any such reduction include:

    (1)  the make-up and size of the prospective group;

    (2)  the method and frequency of premiums; and

    (3) the amount of compensation to be paid to Registered Representatives on each premium payment.

Any reduction will not unfairly discriminate against any person. We will make any such reduction according to our own rules in effect at the time the premium is received. We reserve the right to change these rules from time to time.

PREMIUM ALLOCATION
The net premium received under the contract will be allocated in any combination to any subaccount or FIA in the proportion specified when you purchased the contract or as otherwise indicated by you from time to time. Changes in the allocation of premium will be effective as of receipt by VPMO of notice of election in a form satisfactory to us (either in writing or by telephone).

GENERAL
Usually, a contract may not be purchased for a proposed annuitant who is 90 years of age or older. A premium in excess of $1,000,000 cannot be made without our permission.


DEDUCTIONS AND CHARGES
--------------------------------------------------------------------------------
DEDUCTIONS FROM THE SEPARATE ACCOUNT

TAX
Whether or not a tax is imposed will depend upon, among other things, the owner's state of residence, the annuitant's state of residence, our status within those states and the insurance tax laws of those states. Taxes on premium in contracts currently range from 0% to 3.5%. We will pay any tax due upon the receipt of the premium. For a list of states and premium taxes, see Appendix B to this prospectus.

SURRENDER CHARGES
A deduction for surrender charges for this contract may be taken from proceeds of partial withdrawals from, or complete surrender of the contract. The amount (if any) of a surrender charge depends on whether your premium is held under the contract for a certain period of time. No surrender charge will be taken from death proceeds. Any surrender charge is imposed on a first-in, first-out basis. The deduction for surrender charges is as follows:

===============================================================
 Percent               7%  6%   5%  4%   3%  2%   1%  0%
---------------------------------------------------------------
 Age of Premium in
 Complete Years        0   1    2   3    4   5    6   7+
===============================================================

The total surrender charges on a contract will never exceed 9% of the premium, and the applicable level of surrender charge cannot be changed with respect to outstanding contracts. Any distribution costs not paid for by surrender charges will be paid by Phoenix from the assets of the General Account.

RISK AND ADMINISTRATIVE FEE
We make a daily deduction from each subaccount for the risk and administrative fee. The fee is based on an annual rate of up to 1.40% for the base contract plus up to 1.00% for the Guaranteed Minimum Payment Rider if elected. It is taken against the daily net assets of the subaccounts. Although you bear the investment risk of the series in which you invest, we assume the risk that annuitants as a class may live longer than expected (requiring a greater number of annuity payments) and that our actual expenses may be higher than the expense charges provided for in the contract.

No risk and administrative fee is deducted from the FIA. If the charges prove insufficient to cover actual administrative costs, then the loss will be borne by us; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to us. Any such profit may be used, as part of our General Account assets, to meet sales expenses, if any, which are in excess of sales commission revenue generated from any surrender charges.

PAYMENT CHARGE
We deduct a payment charge from each annuity payment. This charge is used to reimburse us for some of the administrative expenses we incur in establishing and maintaining the contracts.

The maximum payment charge under a contract is $24 each year. It is deducted from each annuity payment in equal amounts. If you fully surrender your contract, the full payment charge if applicable, will be deducted at the time of withdrawal.

REDUCED CHARGES, INCREASED BONUS PAYMENTS AND
ENHANCED GUARANTEED INTEREST RATES
We may reduce or eliminate the risk and administrative fee and the surrender or payment charge when sales of the contracts are made to certain individuals or groups of individuals that result in savings of sales expenses. We will consider the following characteristics:

(1) the size and type of the group of individuals to whom the contract is offered;

(2) the amount of anticipated premium payments;

(3) whether there is a preexisting relationship with the Company such as being an employee of the Company or its affiliates and their spouses; or to employees or agents who retire from the Company or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or to registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements;

(4) internal transfers from other contracts issued by the Company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate; and

(5) the amount of compensation to be paid to Registered Representatives on each purchase payment.

Any reduction or elimination of charges will not be unfairly discriminatory against any person. We will make any such adjustment according to our own rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time.

OTHER CHARGES
As compensation for investment management services, the Advisors are entitled to a fee, payable monthly and based on an annual percentage of the average daily net asset values of each series. These fund charges and other fund expenses are described more fully in the accompanying fund prospectuses.


THE ANNUITY PERIOD
--------------------------------------------------------------------------------

The annuity period is that period of time beginning after the end of the free look period and during which payments to you are made.

PAYMENT OPTIONS
When you purchase the contract, you must choose among the available payment options. The options allow you to choose:

[diamond] Payments Options A, B, C, D, E, F, and G. Variable Annuity Payments attributed to premium allocated to the subaccounts depend on subaccount investment performance. Any payments attributed to premium allocated to the FIA will provide Fixed Annuity Payments while either the annuitant or joint annuity is living. The minimum payment due must be at least $20.

The annuity payments begin on the annuity date. The level of annuity payments will depend on the option selected and such factors as the age of the annuitant, the form of annuity, annuity payment rates, and the frequency of payments. The contract and the SAI provide additional information on the methods used for calculating annuity payments.

The assumed interest rate for the variable annuity payments is 3.0% or 6.0% on an annual basis. The assumed rate is selected when you purchase the contract. It is used to calculate the first variable annuity payment.

We make daily deductions from contract values held in subaccounts for the risk and administrative fee. These charges affect all variable annuity payments.

The following descriptions should allow you to compare the basic differences of the currently available payment options.

OPTION A--SINGLE LIFE ANNUITY
Provides annuity payments based on the life of the annuitant. No income or payment to a beneficiary is paid after the death of the annuitant.

OPTION B--SINGLE LIFE ANNUITY WITH PERIOD CERTAIN
Provides annuity payments based on the life of the annuitant. In the event of the death of the annuitant, the annuity payments are made to the annuitant's beneficiary until the end of the 10, 15, or 20-year period selected.

OPTION C--JOINT SURVIVOR LIFE ANNUITY
Provides annuity payments while the annuitant and the designated joint annuitant are living and continues thereafter during the lifetime of the survivor at a level of 100% or 50% of the original level elected when you purchased your contract. The joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract.

OPTION D--JOINT SURVIVOR  LIFE ANNUITY WITH PERIOD CERTAIN
Provides annuity payments while the annuitant and the designated joint annuitant are living and continues thereafter during the lifetime of the survivor or, if later, until the end of the 10, 15 or 20-year period certain at a level of 100% or 50% of the original level elected when you purchased your contract. The joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract.

OPTION E--ANNUITY FOR SPECIFIED PERIOD
Provides annuity payments for a specified period of time, whether the annuitant lives or dies. The period certain specified must be in whole numbers of years from 5 to 30 but may not be greater than 100 minus the age of the annuitant. However, the period certain selected by the beneficiary of any death benefit under the contract may not extend beyond the life expectancy of such beneficiary.

OPTION F--LIFE EXPECTANCY ANNUITY
Provides annuity payments over the annuitant's annually recalculated life expectancy. A contract owner may at anytime request withdrawals representing part or all of the remaining contract value less any applicable surrender charge. Upon the death of the annuitant, the remaining contract value will be paid in a lump sum to the annuitant's beneficiary. This option is available only if 100% of the Net Premium is allocated to the FIA.

OPTION G--UNIT REFUND LIFE ANNUITY
Provides annuity payments as long as the annuitant lives. If the annuitant dies, the annuitant's beneficiary will receive the value of the remaining Annuity units in the subaccounts plus the total amount applied to the FIA, less the sum of any Fixed annuity Payments made.

OTHER OPTIONS AND RATES
We may offer other payment options at the time of application. In addition, in the event that annuity payment rates for contracts are at that time more favorable than the applicable rates guaranteed under the contract, the then current settlement rates shall be used in determining the amount of any annuity payment under the Payment Options above.

OTHER CONDITIONS
Federal income tax requirements also provide that participants in regular or SIMPLE IRAs must begin minimum distributions by April 1 of the year following the year in which they attain age 70 1/2. Minimum distribution requirements do not apply to Roth IRAs. Any required minimum distributions must be such that the full amount in the contract will be distributed over a period not greater than the participant's life expectancy or the combined life expectancy of the participant and his or her spouse or designated beneficiary. Distributions made under this method are generally referred to as Life Expectancy Distributions ("LEDs"). An LED program is available to IRA participants. Any payment options elected under regular or Simple IRA contracts must also meet federal income tax distribution requirements. Requests to elect this program must be made in writing.

Under the LED program, regardless of contract year, amounts up to the required minimum distribution may be withdrawn without a deduction for surrender charges, even if the minimum distribution exceeds the 10% allowable amount. See "Surrender Charges." Any amounts withdrawn that have not been held under a contract for at least six years and are in excess of both the minimum distribution and the 10% free available amount will be subject to any applicable surrender charge.

If the monthly annuity payment under an Annuity Option would be less than $20, we may make a single sum payment equal to the contract value on the date the initial payment would be payable, in place of all other benefits provided by the contract, or, may make periodic payments quarterly, semiannually or annually in place of monthly payments.

PAYMENT UPON DEATH
DEATH BEFORE THE ANNUITY DATE
-----------------------------
On the death of any Owner, Annuitant or Joint Annuitant before the Annuity Date, the death benefit equals the Contract Value on the date We receive due proof of death.

Death of Owner
--------------
If the contract is held by a single Owner who dies before the Annuity Date, we will pay the death benefit to the Beneficiary. If the Beneficiary has predeceased the Owner, the Owner's estate will be the Beneficiary. If the Beneficiary is the spouse of the sole Owner, the Beneficiary may elect to continue the contract and exercise the rights of the Owner.

If the contract is held by multiple Owners and one or more Owners die before the Annuity Date, we will pay the death benefit to the surviving Owner(s), if any, who will be deemed to be the Beneficiary(ies). If the only Owners of the contract are spouses of each other, the surviving spouse may elect to continue the contract.

Distribution on Death of Owner
------------------------------
Any Beneficiary who is a natural person, may, within one year after we receive due proof of death, elect to receive a Payment Option. The Payment Option selected may not extend beyond such Beneficiary's life or life expectancy and the payments must begin within one year after death. If a Payment Option is not elected or the Beneficiary is a non-natural person, the entire Contract Value will be distributed in a lump sum no later than five years after the date of death.

Death of Annuitant or Joint Annuitant
-------------------------------------

If the Annuitant or Joint Annuitant die before the Annuity Date, we will pay the death benefit to the Owner(s) who will be deemed to be the Beneficiary(ies). If there is no surviving Owner(s), we will pay the death benefit to the Beneficiary(ies). Payment will be made as described above in "Distribution on Death of Owner".


ADDITIONAL RIDER BENEFITS
--------------------------------------------------------------------------------

You may elect additional benefits that are available under your contract. A charge may be deducted from your contract value for each additional rider benefit chosen. More details will be included in the form of a rider to your contract if any of these benefits is chosen. The following benefits are currently available (if approved in your state). Additional riders also may be available as described in your policy.

GUARANTEED MINIMUM PAYMENT RIDER
This rider is only available if you elect it when you purchase your contract. It guarantees that the each annuity payment will never be less than the initial annuity payment as long as no partial withdrawals are taken. If a partial withdrawal is taken, then the annuity payment will be reduced proportionately by the withdrawal amount.

The charge for this rider is taken in the form of an additional risk and administrative fee of up to 1.00%. We reserve the right to limit the subaccounts available when this rider is elected.

OPTIONAL PROGRAMS AND BENEFITS

TRANSFERS
You may transfer all or a portion of the Annuity Units of this contract among one or more of the Subaccounts. No transfers may be made from the Fixed Income Allocation to the Subaccounts. Transfers may be made by telephone or Written Request. We reserve the right to limit the number of transfers you may make each Contract Year. However, You may make up to at least twelve transfers per Contract Year among the Subaccounts. Once per Contract Year You may transfer all or a portion of the Annuity Units from the Subaccounts to the Fixed Income Allocation. Transfers from the Subaccounts to the Fixed Income Allocation will affect the amount of future Fixed Annuity Payments. Following a transfer from the Subaccounts to the Fixed Income Allocation, We will calculate the Commuted Value of remaining Fixed Annuity Payments using the underlying interest rate. The amount of future Fixed Annuity Payments will be determined by the Commuted Value of remaining Fixed Annuity Payments, the amount transferred to the Fixed Income Allocation and the purchase rate in effect on the date of the Transfer for the Annuity Payment Option chosen.

Any transfer charge will be deducted from the Subaccounts from which the amounts are to be transferred with each such Subaccount bearing a pro rata share of the transfer charge. The value of each Subaccount will be determined on the Valuation Date that coincides with the date of transfer. Any Annuity Units held under a Subaccount of the Separate Account as the result of any transfer shall retain its original Premium Payment Date.

You may also request transfers and changes in payment allocations among available subaccounts or from the subaccounts to the FIA by calling VAO at 800/541-0171 between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time on any valuation date. Unless you elect in writing not to authorize telephone transfers or allocation changes, telephone transfer orders and allocation changes will also be accepted on your behalf from your registered representative. We will employ reasonable procedures to confirm that telephone instructions are genuine. We will require verification of account information and will record telephone instructions on tape. All telephone transfers and allocation changes will be confirmed in writing to you. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, we may be liable for following telephone instructions for transfers that prove to be fraudulent. However, you will bear the risk of loss resulting from instructions entered by an unauthorized third party we reasonably believe to be genuine. These telephone exchange and allocation change privileges may be modified or terminated at any time. In particular, during times of extreme market volatility, telephone privileges may be difficult to exercise. In such cases you should submit written instructions.

Because excessive trading can hurt fund performance and harm all contract owners, we reserve the right to temporarily or permanently terminate exchange privileges or reject any specific order from anyone whose transactions seem to follow a timing pattern, including those who request more than one exchange out of a subaccount within any 30-day period. We will not accept batch transfer instructions from registered representatives (acting under powers of attorney for multiple contract owners), unless we have entered into a third-party transfer service agreement with the registered representative's broker-dealer firm.

No surrender charge will be assessed when a transfer is made. The date a payment was originally credited for the purpose of calculating the surrender charge will remain the same. Currently, there is no charge for transfers; however, we reserve the right to charge a transfer fee of up to $20 per transfer after the first ten transfers in each contract year to defray administrative costs. Currently, unlimited transfers are permitted; however, we reserve the right to change our policy to limit the number of transfers made during each contract year. However, you will be permitted at least twelve transfers during each contract year.

No transfers may be made from the FIA.

We reserve the right to limit the number of subaccounts you may elect to a total of 18 over the life of the contract unless changes in federal and/or state regulation, including tax, securities and insurance law require us to impose a lower limit.

SURRENDER OF CONTRACT; PARTIAL WITHDRAWALS
If the annuitant is living, withdrawals may be made from amounts held under Payment Options B, D, E or F. A signed written request for withdrawal must be sent to VPMO. If you have not yet reached age 59 1/2, a 10% penalty tax may apply on taxable income withdrawn. See "Federal Income Taxes." The appropriate number of annuity units of a subaccount will be redeemed at their value next determined after the receipt by VPMO of a written notice in a form satisfactory to us. Annuity units redeemed in a partial withdrawal from multiple subaccounts will be redeemed on a pro rata basis unless you designate otherwise.

Under payment options B or D, you may withdraw, less any surrender charge, amounts equal to the commuted value of the payments that would have been made during the certain period you chose under the annuity payout option.

If You withdraw the entire commuted value of the annuity payments we would have made during the certain period, we will not make any annuity payments during the years remaining in the certain period. If you withdraw only a portion of the commuted value of the annuity payments we would have made during the certain period, we will reduce the remaining annuity payments during the years remaining in the certain period. The remaining annuity payments are reduced by the same percentage as the percentage of the commuted value surrendered. Variable payments will be commuted at the assumed interest rate. Fixed annuity payments will be commuted using the underlying interest rate.

Annuity payments that are to be made after the certain period is over will not change.

Under payment options E and F, you may take withdrawals of annuity units, subject to any applicable surrender charges. Withdrawals under payment options E and F will reduce the number of remaining annuity units and affect the amount of future payments.

The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. However, redemption and payment may be delayed under certain circumstances. See "Deferment of Payment." There may be adverse tax consequences to certain surrenders and partial withdrawals. See "Surrenders or Withdrawals Prior to the contract Maturity Date." A deduction for surrender charges may be imposed on partial withdrawals or complete surrender of a contract. See "Surrender Charges." Any surrender charge is imposed on a first-in, first-out basis.

Any request for a withdrawal from, or complete surrender of, a contract should be mailed to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027.

LAPSE OF CONTRACT
The contract will terminate and lapse without value, if on any valuation date:

[diamond] The contract value is zero; or

[diamond] The minimum payment due is less than $20.

Phoenix will notify you in writing that the contract has lapsed.


VARIABLE ACCOUNT VALUATION PROCEDURES
--------------------------------------------------------------------------------

VALUATION DATE
A valuation date is every day the NYSE is open for trading. The NYSE is scheduled to be closed on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Board of Directors of the NYSE reserves the right to change this schedule as conditions warrant. On each valuation date, the value of the Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time).

VALUATION PERIOD
Valuation period is that period of time from the beginning of the day following a valuation date to the end of the next following valuation date.

ACCUMULATION UNIT VALUE
The value of one accumulation unit was set at $1.0000 on the date assets were first allocated to a subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date. After the first valuation period, the accumulation unit value reflects the cumulative investment experience of that subaccount.

ANNUITY UNIT VALUE
The value of one annuity unit was set at $1.0000 on the date assets were first allocated to a subaccount. The value of one annuity unit on any subsequent valuation date is determined by multiplying the immediately preceding annuity unit value by the net investment factor for the valuation period ending on such valuation date divided by 1.000 plus the rate of interest for the number of days in the valuation period based on the assumed interest rate.

NET INVESTMENT FACTOR
The net investment factor for any valuation period is equal to 1.000000 plus the applicable net investment rate for such valuation period. A net investment factor may be more or less than 1.000000 depending on whether the assets gained or lost value that day. To determine the net investment rate for any valuation period for the funds allocated to each subaccount, the following steps are taken: (a) the aggregate accrued investment income and capital gains and losses, whether realized or unrealized, of the subaccount for such valuation period is computed, (b) the amount in (a) is then adjusted by the sum of the charges and credits for any applicable income taxes and the deductions at the beginning of the valuation period for risk and administrative fee, and (c) the results of (a) as adjusted by (b) are divided by the aggregate unit values in the subaccount at the beginning of the valuation period.

MISCELLANEOUS PROVISIONS
--------------------------------------------------------------------------------

ASSIGNMENT
Owners of contracts issued in connection with non-tax qualified plans may assign their interest in the contract without the consent of the beneficiary. A written notice of such assignment must be filed with VPMO before it will be honored.

A pledge or assignment of a contract is treated as payment received on account of a partial withdrawal of a contract. See "Surrenders of Contracts; Partial Withdrawals."

In order to qualify for favorable tax treatment, contracts issued in connection with tax qualified plans may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person other than to us.

DEFERMENT OF PAYMENT
Payment of the contract value in a single sum upon a partial withdrawal or complete surrender of a contract will ordinarily be made within seven days after receipt of the written request by VPMO. However, we may postpone payment of the value of any annuity units at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted, (c) when an emergency exists as a result of which disposal of securities in the fund is not reasonably practicable or it is not reasonably practicable to determine the contract value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.

FREE LOOK PERIOD
We may mail the contract to you or we may deliver it to you in person. You may surrender a contract for any reason within 20 days and receive in cash the adjusted value of your premium. If applicable state law requires, we will return the full amount of the premiums we received. (A longer Free Look Period may be required by your state.)

You may receive more than your premium depending on investment experience of the Phoenix-Goodwin Money Market subaccount during the Free Look Period. If applicable state law requires, we will return the full amount of the premium we received.

Your premium will temporarily be applied to the Phoenix-Goodwin Money Market subaccount until the end of the Free Look Period. At the expiration of the Free Look Period, the value of the annuity units held in the Phoenix-Goodwin Money Market subaccount will be allocated among the available subaccounts and the FIA in accordance with your allocation when you purchased the contract.

AMENDMENTS TO CONTRACTS
Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the contract may need to be approved by contract owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC.

SUBSTITUTION OF FUND SHARES
Although we believe it to be highly unlikely, it is possible that in the judgment of our management, one or more of the series of the funds may become unsuitable for investment by contract owners because of a change in investment policy, or a change in the tax laws, or because the shares are no longer available for investment. In that event, we may seek to substitute the shares of another series or the shares of an entirely different fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required.

OWNERSHIP OF THE CONTRACT
Ordinarily, the purchaser of a contract is both the owner and the annuitant and is entitled to exercise all the rights under the contract. However, the owner may be an individual or entity other than the annuitant. Spouses may own a contract as joint owners. Transfer of the ownership of a contract may involve federal income tax consequences, and a qualified advisor should be consulted before any such transfer is attempted.

FEDERAL INCOME TAXES
--------------------------------------------------------------------------------

INTRODUCTION
The contracts are designed for use with retirement plans which may or may not be tax-qualified plans under the provisions of the Internal Revenue Code of 1986, (the "Code"). The contracts may be used to establish regular, Simple and Roth IRAs. The contracts will not be issued in connection with other tax-qualified plans such as employer-sponsored or tax-sheltered annuity plans. The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments and on the economic benefits of the contract owner, annuitant or beneficiary depends on our tax status, on the type of retirement plan for which the contract is purchased, and upon the tax and employment status of the individual concerned.

The following discussion is general in nature and is not intended as tax advice. The income tax rules are complicated and this discussion can only make you aware of the issues. Each person concerned should consult a professional tax advisor. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other tax laws. Moreover, the discussion is based upon our understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). We do not guarantee the tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. For a discussion of federal income taxes as they relate to the funds, please see the accompanying prospectuses for the funds.

INCOME TAX STATUS
We are taxed as a life insurance company under Part 1 of Subchapter L of the Code. Since the Account is not a separate entity from The company and its operations form a part of Phoenix, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Account are reinvested and taken into account in determining the contract value. Under existing federal income tax law, the Account's investment income, including realized net capital gains, is not taxed to us. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future.

TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS
Section 72 of the Code governs taxation of annuities. In general, a contract owner is not taxed on increases in value of the units held under a contract until some form of distribution is made. However, in certain cases the increase in value may be subject to tax currently. In the case of contracts not owned by natural persons, see "Contracts Owned by Non-Natural Persons." In the case of contracts not meeting the diversification requirements, see "Diversification Standards."


SURRENDERS OR WITHDRAWALS
For fixed annuity payments, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income. Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain regular IRAs and all Simple IRAs, there may be no investment in the contract resulting in the full amount of the payments being taxable. A simplified method of determining the exclusion ratio is effective with respect to qualified plan annuities starting after November 18, 1996.

Withholding of federal income taxes on all distributions may be required unless the recipient elects not to have any amounts withheld and properly notifies VPMO of that election.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS
Amounts surrendered or distributed before the taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the contract owner (or where the contract owner is not an individual, the death of the "Primary Annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) allocable to investment in the contract before August 14, 1982; (v) under a qualified funding asset (as defined in Code Section 130(d)); (vi) under an immediate annuity contract (as defined in Code Section 72(u)(4)); or (vii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year when the modification occurs will be increased by an amount (determined by the Treasury regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, but only if the modification takes place: (a) within 5 years from the date of the first payment, or (b) before the taxpayer reaches age 59 1/2.

   Separate tax withdrawal penalties apply to IRAs. See "Penalty Tax on Surrenders and Withdrawals from IRAs."

ADDITIONAL CONSIDERATIONS
TRANSFER OF ANNUITY CONTRACTS
Transfers of non-qualified contracts prior to the maturity date for less than full and adequate consideration to the contract owner at the time of such transfer, will trigger tax on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the contract owner's income. This provision does not apply to transfers between spouses or incident to a divorce.

CONTRACTS OWNED BY NON-NATURAL PERSONS
If a non-natural person (for example, a corporation) holds the contract the income on that contract (generally the increase in the net surrender value less the premium paid) is includable in income each year. The rule does not apply where the non-natural person is the nominal owner of a contract and the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan, and nor if the annuity contract is an immediate annuity.

SECTION 1035 EXCHANGES
Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. If the surrendered contract was issued prior to August 14, 1982, the tax rules that formerly provided that the surrender was taxable only to the extent the amount received exceeds the contract owner's investment in the contract will continue to apply. In contrast, contracts issued on or after January 19, 1985 are, in a Code Section 1035 exchange, treated as new contracts for purposes of the distribution-at-death rules. Special rules and procedures apply to Code Section 1035 transactions. Prospective contract owners wishing to take advantage of Code Section 1035 should consult their tax advisers.

MULTIPLE CONTRACTS
Code Section 72(e)(11)(A)(ii) provides that for contracts entered into after October 21, 1988, for purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all non-qualified deferred annuity contracts issued by the same insurer (or affiliate) to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract maturity date, such as a withdrawal, dividend or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

The Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be situations where the Treasury may conclude that it would be appropriate to aggregate two or more contracts purchased by the same contract owner. Accordingly, a contract owner should consult a competent tax adviser before purchasing more than one contract or other annuity contracts.

DIVERSIFICATION STANDARDS

DIVERSIFICATION REGULATIONS
To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each series of the funds will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each calendar quarter that the series' assets be invested in no more than:

[diamond] 55% in any 1 investment

[diamond] 70% in any 2 investments

[diamond] 80% in any 3 investments

[diamond] 90% in any 4 investments

A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Account, and each series of the funds are tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. As a result of the 1988 Act, each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

The U.S. Treasury Department has indicated that the Diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of the Account will cause the contract owner to be treated as the owner of the assets of the Account, thereby resulting in the loss of favorable tax treatment for the contract. At this time, it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance. The amount of contract owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the IRS in which was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the contract owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the contract owner to be considered as the owner of the assets of the Account resulting in the imposition of federal income tax to the contract owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling generally will be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the contract owner being retroactively determined to be the owner of the assets of the Account.

Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

DIVERSIFICATION REGULATIONS AND QUALIFIED PLANS
Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regulations reiterate that the diversification requirements do not apply to a pension plan contract. The IRAs (described below) are defined as "pension plan contracts" for these purposes. Notwithstanding the exception of IRA contracts from application of the diversification rules, all investments of the Phoenix IRA contracts (i.e., the funds) will be structured to comply with the diversification standards because the funds serve as the investment vehicle for non-qualified contracts as well as IRA contracts.

INDIVIDUAL RETIREMENT ANNUITY
The contract may be used with several types of IRAs. The tax rules applicable to IRAs vary according to the type of IRAs. No attempt is made here to provide more than general information about the use of the contracts with the various types of IRAs.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by Phoenix in connection with certain IRAs which are considered sponsored by an employer for its employees will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain non-qualified deferred compensation plans.

IRAS
Code Sections 408 and 408A permit eligible individuals to contribute to an individual retirement program known as an "IRA." These IRAs are subject to limitations on the amount which may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA. Effective January 1, 1997, employers may establish a new type of IRA called SIMPLE (Savings Incentive Match Plan for Employees). Special rules apply to participants' contributions to and withdrawals from SIMPLE IRAs. Also effective January 1, 1997, salary reduction IRAs (SARSEP) no longer may be established. Effective January 1, 1998, individuals may establish Roth IRAs. Special rules also apply to contributions to and withdrawals from Roth IRAs.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS
FROM IRAS
Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of certain early distribution from IRAs qualified under Code The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the contract owner's participation in the SIMPLE IRA. To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible IRA or qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the contract owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the contract owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the contract owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such contract owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions made to the contract owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the contract owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (e) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner and his or her spouse and dependents if the contract owner has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the contract owner has been reemployed for at least 60 days and (f) distributions for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the contract owner, spouse, children or grandchildren of the contract owner.

Roth IRAs are subject to the early distribution penalties described above. In addition, Roth IRAs, which contain amounts converted from regular or Simple IRAs, are subject to a 10% penalty if made prior to the expiration of the five-year holding period beginning with the year of the conversion.

Generally, distributions from regular and Simple IRAs must commence no later than April 1 of the calendar year following the year in which the contract owner attains age 70 1/2. The required distribution rules do not apply to Roth IRAs provided Roth IRA rules regarding age and holding periods have been met. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

SEEK TAX ADVICE
The above description of federal income tax consequences of the different types of IRAs which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of IRAs are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective contract owner considering adoption of an IRA and purchase of a contract in connection therewith should first consult a qualified tax adviser, with regard to the suitability of the contract as an investment vehicle for the IRA.


SALES OF CONTRACTS
--------------------------------------------------------------------------------

The principal underwriter of the contracts is PEPCO. Contracts may be purchased through registered representatives of W.S. Griffith & Company, Inc. ("WSG") who are licensed to sell Phoenix annuity contracts. WSG is an indirect wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company. PEPCO is an indirect, majority owned subsidiary of Phoenix Home Life Mutual Insurance Company. contracts also may be purchased through other broker-dealers or entities registered under or exempt under the Securities Exchange Act of 1934, whose representatives are authorized by applicable law to sell contracts under terms of agreement provided by PEPCO and terms of agreement provided by Phoenix.

In addition to reimbursing PEPCO for its expenses, we pay PEPCO an amount equal to up to 7.25% of the payments made under the contract. PEPCO pays any qualified distribution organization an amount, which may not exceed 7.25% of the payments under the contract. We will pay any such amount paid with respect to contracts sold through other broker-dealers to or through PEPCO. The amounts paid are not deducted from the payments. Deductions for surrender charges (as described under "Surrender Charges") may be used as reimbursement for commission payments.

Although the Glass-Steagall Act prohibits banks and bank affiliates from engaging in the business of underwriting securities, banking regulators have not indicated that such institutions are prohibited from purchasing variable annuity contracts upon the order and for the account of their customers.


STATE REGULATION
--------------------------------------------------------------------------------

We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

State regulation of Phoenix includes certain limitations on the investments that may be made for its General Account and separate accounts, including the Account. It does not include, however, any supervision over the investment policies of the Account.


REPORTS
--------------------------------------------------------------------------------

Reports showing the contract value and containing the financial statements of the Account will be furnished to you at least annually.


VOTING RIGHTS
--------------------------------------------------------------------------------

As stated above, all of the assets held in an available subaccount will be invested in shares of a corresponding series of the funds. We are the legal owner of those shares and as such has the right to vote to elect the Board of Trustees of the funds, to vote upon certain matters that are required by the Investment Company Act of 1940 ("1940 Act") to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholder' meeting. However, we intend to vote the shares of the funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from owners of the contracts.

We currently intend to vote fund shares attributable to any of our assets and fund shares held in each subaccount for which no timely instructions from owners are received in the same proportion as those shares in that subaccount for which instructions are received. In the future, to the extent applicable federal securities laws or regulations permit us to vote some or all shares of the fund in its own right, it may elect to do so.

Matters on which owners may give voting instructions may include the following:
(1) election of the Board of Trustees of a fund; (2) ratification of the independent accountant for a fund; (3) approval or amendment of the investment advisory agreement for the series of the fund corresponding to the owner's selected subaccount(s); (4) any change in the fundamental investment policies or restrictions of each such series; and (5) any other matter requiring a vote of the Shareholders of a fund. With respect to amendment of any investment advisory agreement or any change in a series' fundamental investment policy, owners participating in such series will vote separately on the matter.

The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized. The number of votes for which you may give us instructions will be determined as of the record date for fund shareholders chosen by the Board of Trustees of a fund. We will furnish you with proper forms and proxies to enable them to give these instructions.


LEGAL MATTERS
--------------------------------------------------------------------------------

Edwin L. Kerr, Counsel, and Brian A. Giontonio, Counsel, Phoenix Home Life Mutual Insurance Company, have provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.


SAI
--------------------------------------------------------------------------------

The SAI contains more specific information and financial statements relating to the Account and Phoenix. The Table of Contents of the SAI is set forth below:

Underwriter
Calculation of Yield and Return
Calculation of Annuity Payments
Experts
Financial Statements

Contract owner inquiries and requests for a SAI should be directed, in writing, to Phoenix Variable Products Mail Operations at P.O. Box 8027, Boston, Massachusetts 02266-8027, or by calling VAO at 800/541-0171.

APPENDIX A-1
PERFORMANCE HISTORY FOR CONTRACTS
--------------------------------------------------------------------------------

From time to time, the Account may include the performance history of any or all subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market Subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount and as total return of any subaccount. For the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income") and are computed by dividing the net investment income by the maximum offering price per unit on the last day of the period.

When a subaccount advertises its total return, it usually will be calculated for 1 year, 5 years and 10 years or since inception if the subaccount has not been in existence for at least 10 years. Total return is measured by comparing the value of a hypothetical $1,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract charges except for taxes (which vary by state) at the beginning of the relevant period.

For those subaccounts within the Account that have not been available for one of the quoted periods, the standardized average annual total return quotations may show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.

THE SUBACCOUNTS FOR TBD COMMENCED OPERATIONS AS OF THE DATE OF THIS PROSPECTUS, THEREFORE, TOTAL RETURN DATA ARE NOT AVAILABLE.

Current yield for the Phoenix-Goodwin Money Market Subaccount is based upon the income earned by the subaccount over a 7-day period and then annualized, i.e., the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in subaccount units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Account level excluding the annual administrative fee.

Yield calculations of the Phoenix-Goodwin Money Market subaccount used for illustration purposes are based on the consideration of a hypothetical contract owner's account having a balance of exactly 1 unit at the beginning of a 7-day period, which period will end on the date of the most recent financial statements. The yield for the subaccount during this 7-day period will be the change in the value of the hypothetical contract owner's account's original unit. The following is an example of how these yield quotations are calculated.

     Example:
     Value of hypothetical pre-existing account with
     exactly one
       unit at the beginning of the period:..............   $1.000000
     Value of the same account (excluding capital
     changes) at the
       end of the 7-day period:..........................    1.001003
     Calculation:
       Ending account value..............................    1.001003
       Less beginning account value......................    1.000000
       Net change in account value.......................    0.001003
     Base period return:
       (adjusted change/beginning account value).........    0.001003
     Current yield = return x (365/7) =..................       5.23%
     Effective yield = [(1 + return)365/7] -1 =..........       5.37%

The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

A subaccount's performance may be compared to that of the Consumer Price Index or various unmanaged equity or bond indices such as the Dow Jones Industrial Average[SM], the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and the Europe Australia Far East Index, and also may be compared to the performance of the other variable annuity accounts as reported by services such as Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA") and Morningstar, Inc. or in other various publications. Lipper and CDA are widely recognized independent rating/ranking services. A subaccount's performance also may be compared to that of other investment or savings vehicles.

Advertisements, sales literature and other communications may contain information about any series' or advisors' current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the Series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately as a return figure the equity or bond portion of a series' portfolio; or compare a series' equity or bond return figure to well-known indices of market performance including, but not limited to, the S&P 500, Dow Jones Industrial Average[SM], First Boston High Yield Index and Solomon Brothers Corporate and Government Bond Indices.

EACH FUND'S ANNUAL REPORT, AVAILABLE UPON REQUEST AND WITHOUT CHARGE, CONTAINS A DISCUSSION OF THE PERFORMANCE OF THE FUNDS AND A COMPARISON OF THAT PERFORMANCE TO A SECURITIES MARKET INDEX.

APPENDIX B
DEDUCTIONS FOR PREMIUM TAXES
QUALIFIED AND NON-QUALIFIED ANNUITY CONTRACTS
--------------------------------------------------------------------------------




STATE                                          NON-QUALIFIED       QUALIFIED
-----                                          -------------       ---------

California ..............................           2.35%             0.50%

Kentucky(1)..............................

Maine....................................           2.00

Nevada...................................           3.50

South Dakota.............................           1.25

West Virginia............................           1.00              1.00

Wyoming..................................           1.00



Commonwealth of Puerto Rico..............           1.00%             1.00%



NOTE: The above premium tax deduction rates are as of January 1, 2000. No premium tax deductions are made for states not listed above. However, premium tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above list of states and the applicable tax rates. Consequently, we reserve the right to deduct premium tax when necessary to reflect changes in state tax laws or interpretation.

For a more detailed explanation of the assessment of Taxes, see "Deductions and Charges--Tax."

(1)Effective January 1, 2000, Kentucky no longer imposes Premium Tax on variable annuities.

APPENDIX C
ILLUSTRATION OF VALUES
--------------------------------------------------------------------------------

ILLUSTRATIONS OF ANNUITY PAYMENTS USING HISTORICAL RATES OF RETURN


The following graphs have been prepared to show how investment performance affects Variable Annuity Payments over time. These graphs illustrate the performance of a Non-Qualified contract under which Variable Annuity Payments begin on the same date as the fund inception date of the subaccount being illustrated. Phoenix did not sell contracts prior to the date of this prospectus (i.e., during any of the time periods shown) and therefore the illustrations merely represent what Variable Annuity Payments might have been under a hypothetical contract.

WHAT THE GRAPHS ILLUSTRATE
Each graph illustrates the value of variable annuity payments based on the performance of particular subaccount for a hypothetical non-qualified contract by plotting one point for each calendar year since the subaccount inception date. Each point represents the monthly Variable Annuity Payment made on each policy anniversary under the hypothetical contract. Each graph assumes that the initial Variable Annuity Payment under the hypothetical contract is $1,000. All the graphs end on 1/1/2000.

Monthly Variable Annuity Payments reflect the actual past investment return after all expenses of the subaccounts over the periods shown in the graph. THE MONTHLY VARIABLE ANNUITY PAYMENTS SHOWN IN THE GRAPHS ARE BASED ON A HYPOTHETICAL CONTRACT AND PAST INVESTMENT RESULTS AND ARE NOT PROJECTIONS OR INDICATIONS OR FUTURE RESULTS. PHOENIX DOES NOT GUARANTEE OR SUGGEST THAT ANY CONTRACT ISSUED BY IT WOULD GENERATE THESE OR SIMILAR VARIABLE ANNUITY PAYMENTS FOR ANY PERIOD OF TIME. THE GRAPHS ARE FOR ILLUSTRATION PURPOSES ONLY AND DO NOT REPRESENT FUTURE VARIABLE ANNUITY PAYMENTS OR FUTURE INVESTMENT RETURNS. Variable Annuity Payments under a real contract may be more or less than those shown in these illustrations if the actual returns of the subaccount selected by the contract owner are different than the past returns of the subaccounts. Because it is very likely that a subaccount's investment returns will fluctuate over time, one can expect variable annuity payments under a real contract to fluctuate. Under a real contract, the total amount of variable annuity payments ultimately received by the payee depends upon which annuity payment option is chosen and, for life contingent options, how long the annuitant lives. (See "Payment Options. ")

ASSUMPTIONS ON WHICH THE HYPOTHETICAL CONTRACT IS BASED
In order to illustrate a hypothetical contract, Phoenix had to make several assumptions about the contract. These assumptions are that: (1) the hypothetical contract is a Non-Qualified contract, (2) the entire Net Premium is allocated to the subaccount being illustrated, (3) the contract owner selected an Assumed Interest Rate of 3%, (4) the contract owner elects to receive monthly Variable Annuity Payments, (5) the entire value of the Annuity Units on the Annuity Date under the Payment Option selected results in an initial Variable Annuity Payment of $1,000, and (6) the Annuity Date is the same as the fund inception date of the subaccount being illustrated. TO THE EXTENT THE A REAL CONTRACT IS ISSUED UNDER ANY OTHER ASSUMPTIONS, THAT REAL CONTRACT WOULD HAVE VARIABLE ANNUITY PAYMENTS DIFFERENT FROM THOSE ILLUSTRATED EVEN DURING THE PERIOD ILLUSTRATED.

ASSUMED INTEREST RATE - Among the most important factors that determine the amount of Variable Annuity Payments is the Assumed Interest Rate selected by the contract owner. The hypothetical contract has an Assumed Interest Rate of 3%. Subject to state approval, the contract owner may select an Assumed Interest Rate of 3% or 6%. Generally, Variable Annuity Payments will increase from one payment date to the next if the annualized net rate of return during that time is greater than the Assumed Interest Rate. Standardized and non-standardized average annual total returns as well as the subaccount annual return column reflect the performance of the subaccount being illustrated without adjustment for the Assumed Interest Rate.

THE $1,000 INITIAL ANNUITY PAYMENT - The hypothetical contract has an initial Variable Annuity Payment of $1,000. The dollar amount of the first Variable Annuity Payment under a real contract generally depends upon the Payment Option selected, the value of the Annuity Units used to purchase the Variable Annuity Payments, the annuity purchase rates in the contract on the Annuity Date, the age of the annuitant, and in most cases, the sex of the annuitant. For each of these illustrations, the entire Net Premium is allocated to the subaccount shown in the illustrations.

HISTORICAL ILLUSTRATIONS

--------------------------------------------------------------------------------
PHOENIX-GOODWIN MONEY MARKET


--------------------------------------------------------------------------------

                                       TBD
                                                                                        Non-Standardized Average Annual Returns
FUND INCEPTION DATE/INITIAL ANNUITY DATE:    1/1/95                                       For the Periods Ended 12/31/1999**
                                                                                          -----------------------------
INITIAL VARIABLE ANNUITY PAYMENT  AMOUNT:    $1,000
                  ANNUITY PAYMENT OPTION:    20 YEAR SPECIFIED PERIOD                        1 Year           xx.xx%
             FREQUENCY OF ANNUITY INCOME:    MONTHLY
                   ASSUMED INTEREST RATE:    3.0%                                            5 Year           xx.xx%
                        AVERAGE MGMT FEE:    0.83%
                 RISK AND ADMINISTRATIVE:    1.25%                                           10 Year          xx.xx%

                                                                                        Since Inception       xx.xx%
--------------------------------------------------------------------------------
                                                             ANNUAL
PAYMENT CALCULATION DATE:       MONTHLY PAYMENTS        SUBACCOUNT RETURN
--------------------------------------------------------------------------------
          July 3, 1995*              $1,000                   xx.xx%                   Standardized Average Annual Returns
          July 3, 1996               $XXXX                    xx.xx%                    For the Periods Ended 12/31/1999**
          July 3, 1997               $XXXX                    xx.xx%                      -----------------------------
          July 3, 1998               $XXXX                    xx.xx%                         1 Year           xx.xx%
          July 3, 1999               $XXXX                    xx.xx%
          July 3, 2000               $XXXX                    xx.xx%                         5 Year           xx.xx%

                                                                                             10 Year          xx.xx%

                                                                                        Since Inception       xx.xx%
--------------------------------------------------------------------------------




[GRAPHIC OMITTED]

           CALENDAR YEAR                   VARIABLE ANNUITY PAYMENTS

















*Fund Inception Date was xx/xx/xxxx. The monthly payment represents the monthly payments if the first payment date was 7/31/1995. The Annual Subaccount Return is based on the period from 7/31/1995 to 12/31/1995.

**Standardized Average Annual Total Returns differ from the Non-Standardized Average Annual Total Returns in that the former reflect a deduction for the contingent deferred sales charge and the latter do not.

ILLUSTRATIONS OF ANNUITY PAYMENTS ASSUMING HYPOTHETICAL
RATES OF RETURN.


The following tables have been prepared to show how investment performance affects variable annuity payments over time. The monthly annuity payments reflect three different assumptions for a constant investment return before all expenses: 0%, 6%, and 12%. These are hypothetical rates of return and We do not guarantee that the contract would earn these returns for any one year or sustained period of time. The tables are for illustrative purposes only and do not represent past or future investment returns.

The monthly annuity payments may be more or less than shown if the actual returns of the subaccounts are different than those illustrated. Since it is very likely that investment returns will fluctuate over time, the amount of variable annuity payments will fluctuate also. The total amount of annuity payments ultimately received will depend on cumulative investments returns and how long the Annuitant lives and Option chosen.

The Assumed Interest Rate will also affect the amount of variable annuity payments. Payments will increase from one payment calculation date to the next if the net investment factor is greater than the Assumed Interest Rate, and will decrease if the net investment factor is less than the Assumed Interest Rate.

Two illustrations follow. The first is based on an Assumed Interest Rate of 3% and the second is based on an Assumed Interest Rate of 6%.

The monthly annuity payment reflect the deduction of all fees and expenses. Actual Fund fees and expenses will vary from year to year and may be higher or lower than the assumed rate. The illustrations assume that each Fund will incur expenses at an average annual rate of 0.83% of the average daily net assets. This is a weighted average of the Fund expenses shown in the Fund Annual Expense table on page 6. The Risk and Administrative Fee is calculated in aggregate, at an annual rate of 1.25% of the average daily net assets of the Subaccounts. After taking these fees and expenses into account, the illustrated gross investment returns of 05, 6% and 12% are approximately equal to net rates of -2.08%, 3.92% and 9.92%, respectively. The $24 Annual Administraive Charge is taken as a $2 deduction from each variable annuity payment.

--------------------------------------------------------------------------------

                                       TBD

                            INITIAL ANNUITY DATE:     1/1/01
         INITIAL VARIABLE ANNUITY PAYMENT AMOUNT:     $1,000
                          ANNUITY PAYMENT OPTION:     20 YEAR SPECIFIED PERIOD
                     FREQUENCY OF ANNUITY INCOME:     MONTHLY
                           ASSUMED INTEREST RATE:     3.0%
                                AVERAGE MGMT FEE:     0.83%
                         RISK AND ADMINISTRATIVE:     1.25%


--------------------------------------------------------------------------------
    ANNUAL RATE OF INTEREST BEFORE EXPENSES:   0.00%      6.00%      12.00%
     ANNUAL RATE OF INTEREST AFTER EXPENSES:  -2.08%      3.92%       9.92%


  PAYMENT CALCULATION DATE:                        MONTHLY PAYMENTS
--------------------------------------------------------------------------------
            January 1, 2001            $1,000           $1,000            $1,000
            January 1, 2002            $951             $1,008            $1,065
            January 1, 2003            $904             $1,016            $1,134
            January 1, 2004            $860             $1,024            $1,208
            January 1, 2005            $817             $1,032            $1,287
            January 1, 2006            $777             $1,040            $1,371
            January 1, 2007            $739             $1,049            $1,460
            January 1, 2008            $702             $1,057            $1,555
            January 1, 2009            $668             $1,065            $1,656
            January 1, 2010            $635             $1,074            $1,764
            January 1, 2011            $604             $1,082            $1,879
            January 1, 2012            $574             $1,091            $2,001
            January 1, 2013            $546             $1,100            $2,131
            January 1, 2014            $519             $1,109            $2,270
            January 1, 2015            $493             $1,117            $2,418
            January 1, 2016            $469             $1,126            $2,575
            January 1, 2017            $446             $1,135            $2,742
            January 1, 2018            $424             $1,144            $2,921
            January 1, 2019            $403             $1,153            $3,111
            January 1, 2020            $383             $1,162            $3,313
--------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON MANY FACTORS.

--------------------------------------------------------------------------------

                                       TBD

                            INITIAL ANNUITY DATE:     1/1/01
         INITIAL VARIABLE ANNUITY PAYMENT AMOUNT:     $1,000
                          ANNUITY PAYMENT OPTION:     20 YEAR SPECIFIED PERIOD
                     FREQUENCY OF ANNUITY INCOME:     MONTHLY
                           ASSUMED INTEREST RATE:     6.0%
                                AVERAGE MGMT FEE:     0.83%
                         RISK AND ADMINISTRATIVE:     1.25%



--------------------------------------------------------------------------------
    ANNUAL RATE OF INTEREST BEFORE EXPENSES:   0.00%      6.00%      12.00%
     ANNUAL RATE OF INTEREST AFTER EXPENSES:  -2.08%      3.92%       9.92%


  PAYMENT CALCULATION DATE:                        MONTHLY PAYMENTS
--------------------------------------------------------------------------------
  January 1, 2001                      $1,000           $1,000            $1,000
  January 1, 2002                        $924             $979            $1,035
  January 1, 2003                        $853             $959            $1,071
  January 1, 2004                        $788             $939            $1,108
  January 1, 2005                        $728             $920            $1,147
  January 1, 2006                        $673             $901            $1,187
  January 1, 2007                        $621             $882            $1,229
  January 1, 2008                        $574             $864            $1,272
  January 1, 2009                        $530             $846            $1,316
  January 1, 2010                        $490             $829            $1,362
  January 1, 2011                        $452             $812            $1,409
  January 1, 2012                        $418             $795            $1,459
  January 1, 2013                        $386             $779            $1,510
  January 1, 2014                        $356             $763            $1,562
  January 1, 2015                        $329             $747            $1,617
  January 1, 2016                        $304             $731            $1,673
  January 1, 2017                        $281             $716            $1,732
  January 1, 2018                        $259             $702            $1,792
  January 1, 2019                        $239             $687            $1,854
  January 1, 2020                        $221             $673            $1,919
  ------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON MANY FACTORS.

                                     PART B
                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                                       TBD

HOME OFFICE:                                          PHOENIX VARIABLE PRODUCTS
One American Row                                       MAIL OPERATIONS ("VPMO")
Hartford, Connecticut                                             P.O. Box 8027
                                               Boston, Massachusetts 02266-8027



                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                 PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT

          SINGLE PREMIUM IMMEDIATE FIXED AND VARIABLE ANNUITY CONTRACT

                       STATEMENT OF ADDITIONAL INFORMATION


This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated _________________. You may obtain a copy of the prospectus without charge by contacting VPMO at the above address or by calling Variable Annuity Operations (VAO) at 800.541.0171.


                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Underwriter.............................................................   B-2

Calculation of Yield and Return.........................................   B-2

Calculation of Annuity Payments ........................................   B-3

Experts ................................................................   B-4

Financial Statements....................................................   B-5

UNDERWRITER
--------------------------------------------------------------------------------

PEPCO, an affiliate of Phoenix Home Life Mutual Insurance Company (Phoenix), offers these contracts on a continuous basis. No contracts were sold during the fiscal years ended December 31, 1997, 1998 and 1999; therefore PEPCO was not paid for sales of these contracts and retained $0.


CALCULATION OF YIELD AND RETURN
--------------------------------------------------------------------------------

Yield of the Phoenix-Goodwin Money Market Subaccount. We summarize the following information in the prospectus under the heading "Performance History." We calculate the yield of the Phoenix-Goodwin Money Market Subaccount for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the subaccount. We carry results to the nearest hundredth of one percent.

The net change in value of the hypothetical account includes the daily net investment income of the account (after expenses), but does not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.

The yield/return calculations include a risk and administrative fee equal to 1.40% on an annual basis.

The Phoenix-Goodwin Money Market Subaccount return and effective yield will vary in response to fluctuations in interest rates and in the expenses of the subaccount.

We do not include the maximum annual administrative fee in calculating the current return and effective yield. Should such a fee apply to your account, current return and/or effective yield for your account could be reduced.

Example Calculation:

The following is an example of how return/yield calculations for the Phoenix-Goodwin Money Market Subaccount are calculated:


Value of hypothetical pre-existing account with         $1.000000
   exactly one Unit at the beginning of the period:
Value of the same account (excluding capital
   changes) at the end of the 7-day period:......        To
Calculation:                                             Be
   Ending account value..........................       Filed
   Less beginning account value..................        By
   Net change in account value...................     Amendment
Base period return:
   (adjusted change/beginning account value).....
Current yield = return x (365/7) =...............
Effective yield = [(1 + return)365/7] -1 =.......

Yields and total returns may be higher or lower than in the past and there is no assurance that any historical results will continue.

Calculation of Total Return. We summarize the following information in the prospectus under the heading, "Performance History." Total return measures the change in value of a subaccount investment over a stated period. We compute total returns by finding the average annual compounded rates of return over the 1-, 5- and 10-year periods that would equate the initial amount invested to the ending redeemable value according to a formula. The formula for total return includes the following steps:

(1) We  assume a hypothetical $1,000 initial investment in the subaccount;

(2) We determine the value the hypothetical initial investment would have were it redeemed at the end of each period. All recurring fees and any applicable contingent deferred sales charge are deducted. This figure is the ending redeemable value (ERV in the formula given below);

(3) We divide this value by the initial $1,000 investment, resulting in ratio of the ending redeemable value to the initial value for that period;

(4) To get the average annual total return we take the nth root of the ratio from step (3), where n equals the number of years in that period (e.g. 1, 5, 10), and subtract one.

The formula in mathematical terms is:

R = ((ERV / II)(1/n)) - 1

Where:

    II       =     a hypothetical initial payment of $1,000

    R        =     average annual total return for the period

    N        =     number of years in the period

    ERV      =     ending redeemable value of the hypothetical
                   $1,000 for the period [see (2) and (3) above]

We normally calculate total return for 1-year, 5-year and 10-year periods for each subaccount. If a subaccount has not been available for at least 10 years, we will provide total returns for other relevant periods.

PERFORMANCE INFORMATION
Advertisements, sale literature and other communications may contain information about series' or advisor's current investment strategies and management style. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may wish to make known a series' specific portfolio holdings or holdings in specific industries. A fund may also separately illustrate the income and capital gain portions of a series' total return. Performance might also be advertised by breaking down returns into equity and debt components. A series may compare its equity or bond return figure to any of a number of well-known benchmarks of market performance, including, but not limited to:

      The Dow Jones Industrial Average[SM](1)
      First Boston High Yield Index
      Salomon Brothers Corporate Index
      Salomon Brothers Government Bond Index
      The Standard & Poor's 500 Index (S&P 500)(2)

Each subaccount may include its yield and total return in advertisements or communications with current or prospective contract owners. Each subaccount may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

      Lipper Analytical Services
      Morningstar, Inc.
      Thomson Financial

A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

      Barrons
      Business Week
      Changing Times
      Forbes
      Fortune
      Consumer Reports
      Investor's Business Daily
      Financial Planning
      Financial Services Weekly
      Financial World
      Money
      The New York Times
      Personal Investor
      Registered Representative
      Stanger's Investment Adviser
      The Stanger Register
      U.S. News and World Report
      The Wall Street Journal

A fund may also illustrate the benefits of tax deferral by comparing taxable investments with investments through tax-deferred retirement plans.

The total return and yield may be used to compare the performance of the subaccounts with certain commonly used standards for stock and bond market performance. Such indexes include, but are not limited to:

      The Dow Jones Industrial Average[SM](1)
      First Boston High Yield Index
      Salomon Brothers Corporate Index
      Salomon Brothers Government Bond Index
      The S&P 500(2)

We may use historical performance of the subaccounts, the S&P 500, or other recognized investment benchmark portfolio to illustrate periodic annuity income amounts. We will reflect the 1.40% Risk and Administrative Fee and actual or assumed subaccount expenses in all illustrations.


CALCULATION OF ANNUITY PAYMENTS
--------------------------------------------------------------------------------

See your prospectus in the section titled "The Annuity Period" for a description of the payment options.

You elect a payment option when you purchase your contract as described in your prospectus. You may not change the payment option you elect.

FIXED ANNUITY PAYMENTS
On the Annuity Date, a stream of Annuity Payments is purchased. The amount of the Fixed Annuity Payment will be the value in the contract allocated to the Fixed Income Allocation, divided by $1,000, then multiplied by the appropriate factor for the Payment Option selected.

Under Options A-E, guaranteed rates are based on the a-49 Annuity Table(4) projected to 1985 with Projection Scale B. We use the minimum assumed interest rate of 3%. If our rates in effect on the annuity date are more favorable (i.e. higher-paying), we will use those rates.

VARIABLE ANNUITY PAYMENTS
Variable Annuity Payments after the first payment will vary with the investment experience of the Subaccounts. Payments may be either higher or lower than the first payment.

Under Payment Options A, B, C, D, E and G, We determine the first payment by multiplying the value in the contract held under the selected option in each Subaccount by the applicable Payment Option rate. The first payment equals the total of such amounts determined for each Subaccount. We determine future payments under these options by multiplying the number of Annuity Units in each Subaccount by the Annuity Unit Value for each Subaccount on the Payment Calculation Date. The payment will equal the sum of the amounts provided by each Subaccount.

Under Option F, We determine the amount of the initial distribution by dividing the value of the contract held under this option by the life expectancy of the Annuitant.

Under all payment options, the first payment is based on an assumed interest rate of either 3% or 6%. All subsequent payments may be higher or lower depending on investment experience of the subaccounts.

The applicable rate used to determine the first variable annuity payment amount will not be less than the rate based on the 1983 Table A (1983 IAM)(4) projected with Projection Scale G to the year 2040, and with continued projection thereafter, and on the assumed interest rate. If our rates in effect on the annuity date are more favorable (i.e. higher-paying), we will use those rates.

We deduct a daily charge for risk and administrative expense from contract values held in the subaccounts. See your prospectus in the section titled "Deductions and Charges".


EXPERTS
--------------------------------------------------------------------------------

The financial statements of Phoenix Home Life Mutual Insurance Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included herein have been so included in reliance on the respective report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

PricewaterhouseCoopers LLP, whose address is 100 Pearl Street, Hartford, Connecticut 06103, also provides other accounting and tax-related services as requested by Phoenix from time to time.

Edwin L. Kerr, Counsel, and Brian Giantonio, Counsel, Phoenix Home Life Mutual Insurance Company, have provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.




(1) The Dow Jones Industrial Average[SM] (DJIA[SM]) is an unweighted(3) index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA[SM] are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA[SM].

(2)The S&P 500 is a market-value weighted(3) index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. As of December 31, 1999 it contained 376 industrial, 41 utility, 72 financial and 11 transportation issues. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

(3)Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the Dow Jones Industrial Average[SM]) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

(4)The Society of Actuaries developed these tables to provide payment rates for annuities based on a set of mortality tables acceptable to most regulating authorities.

         PHOENIX HOME LIFE VARIABLE
         ACCUMULATION ACCOUNT
         FINANCIAL STATEMENTS

         THE SUBACCOUNTS COMMENCED OPERATIONS
         AS OF THE DATE OF THIS PROSPECTUS; THEREFORE,
         DATA FOR THESE SUBACCOUNTS ARE NOT YET
         AVAILABLE.

PHOENIX HOME LIFE MUTUAL
INSURANCE COMPANY
FINANCIAL STATEMENTS
DECEMBER 31, 1999

To be filed with the N-4/A filing

                                     PART C

                                OTHER INFORMATION

Registrant hereby represents that, in imposing certain restrictions upon withdrawals from some annuity contracts, it is relying upon the no-action letter given to the American Council of Life Insurance (publicly available November 28,
1988) (Ref. No. 1P-6-88) regarding compliance with Section 403(b) (ii) of the Internal Revenue Code and that it is in compliance with the conditions for reliance upon that letter set forth therein.

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

         (a)  Financial Statements

              The financial statements are included in Part B. Condensed financial information is included in Part A.

         (b)  Exhibits

              (1) Resolution of Board of Directors Establishing the Separate Account is incorporated by reference to Registrant's Form N-4 (002-78020) Post-Effective Amendment No. 1 filed on April 30, 1983.

              (2) Rules and Regulations of Phoenix Home Life Mutual Variable Accumulation Account are incorporated by reference to Registrant's Form N-4 (002-78020) Post-Effective Amendment No. 1 filed on April 30, 1983 and Post-Effective Amendment No. 26 filed via Edgar on April 30, 1997.

              (3)(a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation dated December 31, 1996 is incorporated by reference to Registrant's form N-4 (002-78020) Post-Effective Amendment No. 25 filed via Edgar on February 28, 1997

              (3)(b) Form of Dealer Agreement is incorporated by reference to Registrant's N-4 (002-78020) Post-Effective Amendment No. 26 filed via Edgar on April 30, 1997.

               (4)    Form of Contract to be filed by amendment.

               (5)    Form of Application to be filed by amendment.

               (6) Charter and by-laws of Phoenix Home Life Mutual Insurance Company are incorporated by reference to registrant's Form N-4 (002-78020) Post-Effective Amendment No. 18 on June 22, 1992 and filed via Edgar with Post-Effective Amendment No. 26 on April 30, 1997.

               (7)    Not Applicable.

               (8)    Not Applicable.

               (9)    Opinion of Edwin L. Kerr, Esq. to be filed by amendment.

              (10)(a) Written Consent as of Edwin L. Kerr, Esquire to be filed by amendment.

              (10)(b) Written Consent of PricewaterhouseCoopers LLP to be filed by amendment.

              (11)    Not Applicable.

              (12)    Not Applicable.

              (13)(a) Explanation of Yield and Effective Yield Calculation is
                      incorporated by reference to registrant's Form N-4 (002-78020) Post-Effective Amendment No. 24 filed via Edgar on April 24, 1996.

              (13)(b) Explanation of Total Return Calculation is incorporated by reference to registrant's Form N-4 (002-78020) Post-Effective Amendment No. 24 filed via Edgar on April 24, 1996.

ITEM 25. DIRECTORS AND EXECUTIVE OFFICERS OF THE DEPOSITOR

                                                                                             POSITIONS AND OFFICES
           NAME                              PRINCIPAL BUSINESS ADDRESS                      WITH DEPOSITOR
           ----                              --------------------------                      --------------

           Sal H. Alfiero                    Chairman and Chief Executive Officer            Director
                                             Mark IV Industries, Inc.
                                             Amherst, NY

           J. Carter Bacot                   Chairman and Chief Executive Officer            Director
                                             The Bank of New York
                                             New York, NY

           Arthur P. Byrne                   Group Executive                                 Director
                                             Danaher Corporation
                                             West Hartford, CT

           Richard N. Cooper, Ph.D.          Professor                                       Director
                                             Harvard University
                                             Cambridge, MA

           Gordon J. Davis, Esq.             Partner                                         Director
                                             LeBoeuf, Lamb, Greene & MacRae
                                             New York, NY


           Robert W. Fiondella*              Phoenix Home Life Mutual                        Chairman of the Board,
                                             Insurance Company                               Director, and Chief
                                             Hartford, CT                                    Executive Officer


           John E. Haire                     President                                       Director
                                             The Fortune Group
                                             New York, NY

           Jerry J. Jasinowski               President                                       Director
                                             National Association of Manufacturers
                                             Washington, D.C.

           John W. Johnstone                 Chairman                                        Director
                                             Governance & Nominating Committees
                                             Arch Chemicals, Inc.
                                             Westport, CT

           Marilyn E. LaMarche               Limited Managing Director                       Director
                                             Lazard Freres & Co. LLP
                                             New York, NY

           Philip R. McLoughlin***           Phoenix Home Life Mutual                        Director, Executive Vice
                                             Insurance Company                               President, Investments
                                             Hartford, CT

           Indra K. Nooyi                    Senior Vice President                           Director
                                             Pepsico, Inc.
                                             Purchase, NY

           Robert F. Vizza                   President & Chief Executive Officer             Director
                                             The DeMatteis Center of
                                             St. Francis Hospital
                                             Old Brookfield, NY

           Robert G. Wilson                                                                  Director


           Dona D. Young*                    Phoenix Home Life Mutual                        Director, President

                                                                                             POSITIONS AND OFFICES
           NAME                              PRINCIPAL BUSINESS ADDRESS                      WITH DEPOSITOR
           ----                              --------------------------                      --------------

                                             Insurance Company
                                             Hartford, CT

           Carl T. Chadburn**                                                                Executive Vice President

           Michael Gilotti*                                                                  Senior Vice President

           Edward P. Hourihan*                                                               Senior Vice President
                                                                                             Information Systems

           Joseph E. Kelleher**                                                              Senior Vice President
                                                                                             Underwriting and Operations

           Robert G. Lautensack, Jr.*                                                        Senior Vice President
                                                                                             Individual Line Financial

           Maura L. Melley*                                                                  Senior Vice President
                                                                                             Public Affairs

           Charles L. Olson***                                                               Senior Vice President

           Richard R. Paton*                                                                 Senior Vice President

           Robert E. Primmer*                                                                Senior Vice President
                                                                                             Distribution and Sales

           Tracy L. Rich*                                                                    Senior Vice President

           David W. Searfoss*                                                                Executive Vice President and
                                                                                             Chief Financial Officer

           John F. Solan, Jr.*                                                               Senior Vice President

           Simon Y. Tan*                                                                     Executive Vice President
                                                                                             Life & Annuity
                                                                                             Products and Operations

           Walter H. Zultowski*                                                              Senior Vice President
                                                                                             Marketing and Market Research

           * The principal business address of this individual is One American Row, Hartford, Connecticut 06115.
           ** The principal business address of this individual is 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06082-2200.
           *** The principal business address of this individual is 56 Prospect Street, Hartford, Connecticut 06115-0480.

ITEM 26. NOT APPLICABLE

ITEM 27. NUMBER OF CONTRACTOWNERS

No contracts have been sold to date.

ITEM 28. INDEMNIFICATION

Section 723 of the New York Business Corporation Law, as made applicable to insurance companies by Section 108 of the New York Insurance Law, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

Article VI Section 6.1 of the by-laws of the Phoenix Home Life Mutual Insurance Company provides: "To the full extent permitted by the laws of the State of New York, the Company shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person is or was a Director or Officer of the Company; or serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, and also is or was a Director or Officer of the Company...The Company shall also indemnify any [such] person...by reason of the fact that such person or such person's testator or intestate is or was an employee or agent of the Company...."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

1.    Phoenix Equity Planning Corporation ("PEPCO")

          (a) PEPCO currently distributes securities of the Phoenix Duff & Phelps Funds, Phoenix Funds, Phoenix Home Life Variable Universal Life Account, PHL Variable Accumulation Account and Phoenix Life and Annuity Variable Universal Life Account in addition to those of the Registrant.

           (b) Directors and Officers of PEPCO

                NAME AND PRINCIPAL                            POSITIONS AND OFFICES
                BUSINESS ADDRESS                              WITH UNDERWRITER
                ----------------                              ----------------
                Michael E. Haylon**                           Director
                Philip R. McLoughlin**                        Director, President and Chairman
                William R. Moyer*                             Director, Executive Vice President, Chief Financial
                                                              Officer and Treasurer
                John F. Sharry*                               Executive Vice President, Retail Distribution
                Paul A. Atkins**                              Senior Vice President, Sales Manager
                Nancy G. Curtiss**                            Vice President and Treasurer, Fund Accounting
                Nancy J. Engberg**                            Vice President, Counsel and Secretary
                Michael Kearney*                              Senior Vice President, Operations and Service
                Robert R. Tousignant*                         Senior Vice President and National Sales Manager
                --------------

                * The principal business address of this individual is 100 Bright Meadow Boulevard, P.O. Box 2200, Enfield, Connecticut 06083.

                ** The principal business address of this individual is 56 Prospect Street, Hartford, Connecticut 06115.

           (c) Compensation received by PEPCO during Registrant's last fiscal year:

NAME OF                       NET UNDERWRITING                COMPENSATION         BROKERAGE
PRINCIPAL UNDERWRITER         DISCOUNTS AND COMMISSIONS       ON REDEMPTION        COMMISSIONS      COMPENSATION
---------------------         -------------------------       -------------        -----------      ------------
PEPCO                               $0.00                          -0-                 -0-               -0-


                PEPCO received no other out-of-pocket compensation from Phoenix Home Life.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Item 7, Part II of registrant's Post-Effective Amendment No. 1 is hereby incorporated by reference.

ITEM 31.  MANAGEMENT SERVICES

     Not applicable.

ITEM 32.  UNDERTAKINGS

     Registrant hereby undertakes to:

     (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained therein are never more than 16 months old for so long as payments under the Contracts may be made;

     (b) include as part of any application to purchase a Contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information;

     (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by Phoenix Home Life Mutual Insurance Company.

                                              SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has caused this Amendment to its Registration Statement to be signed on its behalf, in the City of Hartford and State of Connecticut on this 12th day of October, 2000.


                              PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY

                              By: *Robert W. Fiondella
                                  ---------------------------------
                              Robert W. Fiondella
                              Chief Executive Officer

                              PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT

                              By: *Robert W. Fiondella
                                  ---------------------------------
                              Robert W. Fiondella
                              Chief Executive Officer
                              Phoenix Home Life Mutual Insurance Company


As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated with Phoenix Home Life Mutual Insurance Company on this 12th day of October, 2000.


            SIGNATURE                            TITLE
            ---------                            -----

 ------------------------------------            Director
 *Sal H. Alfiero

 ------------------------------------            Director
 *J. Carter Bacot

 ------------------------------------            Director
 *Arthur P. Byrne

 ------------------------------------            Director
 *Richard N. Cooper

 ------------------------------------            Director
 *Gordon J. Davis

 ------------------------------------            Chairman of the Board,
 *Robert W. Fiondella                            and Chief Executive Officer
                                                 (Principal Executive Officer)


 ------------------------------------            Director
 *John E. Haire

            SIGNATURE                            TITLE
            ---------                            -----

 -----------------------------------            Director
 *Jerry J. Jasinowski

 ------------------------------------           Director
 *John W. Johnstone

 ------------------------------------           Director
 *Marilyn E. LaMarche

 ------------------------------------           Director
 *Philip R. McLoughlin

 ------------------------------------           Director
 *Indra K. Nooyi

 ------------------------------------           Director
 *Robert F. Vizza

 ------------------------------------           Director
 *Robert G. Wilson

 ------------------------------------           Director, President
  Dona D. Young


 By: /s/ Dona D. Young
     -----------------
 *Dona D. Young, as Attorney in Fact pursuant to Powers of Attorney, copies of which were filed previously.

                                      S-2